FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month period ended September 30, 2019 is hereby incorporated by reference in the following HSBC Holdings plc registration statements: Registration Statements on Form F-3 (Nos. 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191) and Registration Statement on Form F-4 (No. 333-126531).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

28 OCTOBER 2019
HSBC HOLDINGS PLC

3Q19 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“Parts of our business, especially Asia, held up well in a challenging environment in the third quarter. However, in some parts, performance was not acceptable, principally business activities within continental Europe, the non-ring-fenced bank in the UK, and the US. Our previous plans are no longer sufficient to improve performance for these businesses, given the softer outlook for revenue growth. We are therefore accelerating plans to remodel them, and move capital into higher growth and return opportunities.”
Highlights

•	Reported profit before tax in Asia up 4% to $4.7bn in 3Q19, with a resilient performance in Hong Kong.

•	Growth in both loans and advances to customers and customer accounts, up 4% and 2% respectively on a reported basis compared with 3Q18, and up 7% and 5% on a constant currency basis.

•
Commercial Banking (‘CMB’) and Retail Banking delivered revenue growth compared with 3Q18. Continued momentum in Global Private Banking (‘GPB’) with net new money of $19bn in 9M19. Performance in Retail Banking and Wealth Management (‘RBWM’) in HSBC UK in 3Q19 was adversely impacted by additional customer redress charges.

•
Global Banking and Markets (‘GB&M’) performance continued to reflect low levels of client activity in Global Markets, although our transaction banking franchises delivered a resilient performance. In 3Q19, GB&M’s adjusted revenue in Asia increased by 9% compared with 3Q18 and represented over 50% of total GB&M adjusted revenue.

•	Continued strong capital levels, with common equity tier 1 (‘CET1’) ratio of 14.3%, including the completion of a $1bn share buy-back.
Financial performance (vs. 3Q18)

•	Profit attributable to ordinary shareholders in 3Q19 down 24% to $3.0bn, reflecting challenging market conditions. Return on tangible equity (annualised) (‘RoTE’) for 3Q19 of 6.4%.

•	Reported profit before tax down 18% to $4.8bn, which included additional customer redress provisions of $606m and $120m of severance costs. Adjusted profit before tax down 12% to $5.3bn.

•
Reported revenue down 3% to $13.4bn, due to lower client activity in Global Markets, compared with a strong 3Q18. In RBWM, continued growth in Retail Banking was broadly offset in insurance manufacturing due to higher adverse market impacts of $177m, while revenue increased in CMB and GPB. Adjusted revenue down 2% to $13.3bn.

•
The reduction in revenue included an adverse movement in credit and funding valuation adjustments in GB&M of $196m, while the adverse impact of hyperinflation accounting in Argentina in 3Q19 was $132m, compared with $304m in 3Q18.

•	Reported operating expenses up 2% due to significant items. Adjusted operating expenses up 0.8%, reflecting cost discipline while continuing to invest.

•
Reported change in expected credit losses (‘ECL’) increased by $0.4bn, mainly on unsecured lending in RBWM and higher charges in CMB in the UK and Hong Kong. ECL in 3Q19 included a charge to reflect the economic outlook in Hong Kong.

Financial performance (vs. 9M18)

•
Reported profit before tax up 4% to $17.2bn, including an $828m dilution gain recognised in Saudi Arabia, customer redress provisions of $1.2bn, and $407m of severance costs. Adjusted profit before tax up $50m to $17.9bn.

•
Reported revenue up 4%. Adjusted revenue up 4.8%, which reflected strong performances in RBWM and CMB, notably in the first half of 2019. Adjusted revenue in GB&M down 7% from lower market activity due to ongoing economic uncertainty.

•
Reported operating expenses down 1%. Adjusted operating expenses up 2.6%, which is a slower growth rate than the 5.6% at FY18 (compared with FY17) while we have continued to invest. 9M19 positive adjusted jaws of 2.2%.

•	Earnings per share of 57 cents. 9M19 RoTE (annualised) of 9.5%.
Outlook

•
The revenue environment is more challenging than in the first half of 2019, and the outlook for revenue growth is softer than we anticipated at the half-year. As a result, we no longer expect to reach our RoTE target of more than 11% in 2020.

•	We will act to rebalance our capital away from low-return businesses and adjust the cost base in line with the actions we take.

•
These actions, or any continuing deterioration in the revenue environment, could result in significant charges in 4Q19 and subsequent periods, including the possible impairment of goodwill and additional restructuring charges.

•	Addressing low-return businesses and reducing risk-weighted assets (‘RWAs’) will allow redeployment of capital and resources into higher growth and return opportunities.

•	We intend to sustain the dividend and maintain a CET1 ratio of above 14%.

Registered office and Group Head office: 8 Canada Square , London, E14 5HQ, United Kingdom Web: www.hsbc.com Incorporated in England with limited liability. Registered number 617987

Earnings Release – 3Q19

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2019	2018	2019	2019	2018
Reported results
Reported revenue ($m)	42,727	41,085	13,355	14,944	13,798
Reported profit before tax ($m)	17,244	16,634	4,837	6,194	5,922
Reported profit after tax ($m)	13,732	12,932	3,795	5,027	4,516
Profit attributable to the ordinary shareholders of the parent company ($m)	11,478	11,071	2,971	4,373	3,899
Basic earnings per share ($)	0.57	0.56	0.15	0.22	0.19
Diluted earnings per share ($)	0.57	0.55	0.15	0.22	0.19
Return on average ordinary shareholders' equity (annualised) (%)	9.2	9.0	7.0	10.5	9.6
Return on average tangible equity (annualised) (%)	9.5	10.1	6.4	11.7	10.9
Net interest margin (%)	1.59	1.67
Adjusted results
Adjusted revenue ($m)	41,762	39,868	13,267	13,881	13,486
Adjusted profit before tax ($m)	17,864	17,814	5,348	6,101	6,092
Adjusted jaws (%)	2.2		(2.4)
Adjusted cost efficiency ratio (%)	56.8	57.9	56.9	57.3	55.5
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	0.27	0.12	0.34	0.22	0.20

		At
		30 Sep	30 Jun	31 Dec
	Footnotes	2019	2019	2018
Balance sheet
Total assets ($m)		2,728,347	2,751,273	2,558,124
Net loans and advances to customers ($m)		1,017,833	1,021,632	981,696
Customer accounts ($m)		1,373,741	1,380,124	1,362,643
Average interest-earning assets, year to date ($m)		1,915,149	1,912,708	1,839,346
Loans and advances to customers as % of customer accounts (%)		74.1	74.0	72.0
Total shareholders’ equity ($m)		189,517	192,676	186,253
Tangible ordinary shareholders’ equity ($m)		141,831	145,441	140,056
Net asset value per ordinary share at period end ($)	1	8.21	8.35	8.13
Tangible net asset value per ordinary share at period end ($)		7.02	7.19	7.01
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	2	14.3	14.3	14.0
Risk-weighted assets ($m)	2	865,238	885,971	865,318
Total capital ratio (%)	2	20.2	20.1	20.0
Leverage ratio (%)	2	5.4	5.4	5.5
High-quality liquid assets (liquidity value) ($bn)		513	533	567
Liquidity coverage ratio (%)		136	136	154
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,191	20,221	19,981
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,267	20,286	20,059
Average basic number of $0.50 ordinary shares outstanding (millions)		20,149	20,124	19,896
Dividend per ordinary share (in respect of the period) ($)		0.30	0.30	0.51

1
The definition of net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

2
Unless otherwise stated, regulatory capital ratios and requirements are calculated in accordance with the transitional arrangements of the Capital Requirements Regulation in force in the EU at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a. The capital ratios and requirements at 30 September 2019 and 30 June 2019 apply the revisions to the Capital Requirements Regulation (‘CRR II’), whereas prior periods apply the Capital Requirements Regulation and Directive (‘CRD IV’). Leverage ratios are calculated using the end point definition of capital.

2	HSBC Holdings plc Earnings Release 3Q19

Contents
	Page		Page
Highlights	1	Minimum requirement for own funds and eligible liabilities	30
Key financial metrics	2	Summary information – global businesses	32
Adjusted performance	3	Summary information – geographical regions	35
Financial performance commentary	5	Appendix – selected information	38
Cautionary statement regarding forward-looking statements	15	– Reconciliation of reported to adjusted results – global businesses	38
Summary consolidated income statement	16	– Reconciliation of reported and adjusted risk-weighted assets	43
Summary consolidated balance sheet	17	– Reconciliation of reported to adjusted results – geographical regions and selected countries/territories	43
Credit risk	18
Capital adequacy	26	Third interim dividend for 2019	53
Leverage	27	Terms and abbreviations	54
Risk-weighted assets	28
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in
65 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,728bn at 30 September 2019, HSBC is one of the world’s largest banking and financial services organisations.

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 9M19 and 3Q19 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•
the income statements for 9M18 at the average rates of exchange for 9M19;
•
the income statements for quarterly periods at the average rates of exchange for 3Q19; and
•
the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2019.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to understand better the underlying trends in the business.
The tables on pages 38 to 52 detail the effects of significant items on each of our global business segments and geographical regions during 9M19, 3Q19 and 3Q18.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Customer redress provisions
Customer redress charges of $606m in 3Q19 included provisions for payment protection insurance (‘PPI’) of $388m as well as other customer redress programmes, notably in HSBC UK Bank plc. The increase in PPI provisions was mainly driven by the volume of information requests and inbound complaints received in the period to 29 August 2019, which significantly exceeded that forecast at 30 June 2019 (for further information, see page 103 of our Interim Report 2019). This was partly offset by the lower quality of the information requests. Other customer redress provisions include amounts recognised in respect of fees, charges and interest arising from collection and recovery activities.
The customer redress provisions include significant judgement in respect of the assumptions used and represent the best estimates at the reporting date. The assumptions used will continue to be reviewed and this may result in changes to the amounts provided in future reporting periods.

HSBC Holdings plc Earnings Release 3Q19	3

Earnings Release – 3Q19

Global business performance
The Group Chief Executive, supported by the rest of the Group Management Board (‘GMB’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GMB review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented below. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 38 to 42 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

Reconciliation of reported and adjusted results
		Nine months ended		Quarter ended
		30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
		2019	2018	2019	2019	2018
	Footnotes	$m	$m	$m	$m	$m
Revenue
Reported	1	42,727	41,085	13,355	14,944	13,798
Currency translation			(1,514)		(208)	(355)
Significant items		(965)	297	(88)	(855)	43
– customer redress programmes		118	(46)	118	—	—
– disposals, acquisitions and investment in new businesses		(823)	142	4	(827)	—
– fair value movement on financial instruments	2	(260)	195	(210)	(28)	43
– currency translation of significant items			6		—	—
Adjusted		41,762	39,868	13,267	13,881	13,486
Change in expected credit losses and other credit impairment charges
Reported		(2,023)	(914)	(883)	(555)	(507)
Currency translation			68		10	18
Adjusted		(2,023)	(846)	(883)	(545)	(489)
Operating expenses
Reported		(25,296)	(25,515)	(8,147)	(8,927)	(7,966)
Currency translation			1,030		176	261
Significant items		1,585	1,382	599	800	218
– cost of structural reform	3	126	300	35	38	89
– customer redress programmes		1,098	162	488	554	62
– disposals, acquisitions and investment in new businesses		—	54	—		51
– restructuring and other related costs		427	51	140	237	27
– settlements and provisions in connection with legal and regulatory matters		(66)	840	(64)	(2)	(1)
– currency translation of significant items			(25)		(27)	(10)
Adjusted		(23,711)	(23,103)	(7,548)	(7,951)	(7,487)
Share of profit in associates and joint ventures
Reported		1,836	1,978	512	732	597
Currency translation			(83)		(16)	(15)
Adjusted		1,836	1,895	512	716	582
Profit before tax
Reported		17,244	16,634	4,837	6,194	5,922
Currency translation			(499)		(38)	(91)
Significant items		620	1,679	511	(55)	261
– revenue		(965)	297	(88)	(855)	43
– operating expenses		1,585	1,382	599	800	218
Adjusted		17,864	17,814	5,348	6,101	6,092
Loans and advances to customers (net)
Reported		1,017,833	981,460	1,017,833	1,021,632	981,460
Currency translation			(26,630)		(19,742)	(26,630)
Adjusted		1,017,833	954,830	1,017,833	1,001,890	954,830
Customer accounts
Reported		1,373,741	1,345,375	1,373,741	1,380,124	1,345,375
Currency translation			(33,300)		(25,198)	(33,300)
Adjusted		1,373,741	1,312,075	1,373,741	1,354,926	1,312,075

1	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

2	Includes fair value movements on non-qualifying hedges and debit value adjustments (‘DVA’) on derivative contracts.

3
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

4	HSBC Holdings plc Earnings Release 3Q19

Financial performance commentary

Distribution of results by global business
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2019	2018	2019	2019	2018
	$m	$m	$m	$m	$m
Adjusted profit before tax
Retail Banking and Wealth Management	6,137	5,661	1,696	2,195	2,072
Commercial Banking	5,657	5,811	1,632	1,979	1,837
Global Banking and Markets	4,065	5,196	1,241	1,183	1,765
Global Private Banking	319	280	123	98	93
Corporate Centre	1,686	866	656	646	325
Total	17,864	17,814	5,348	6,101	6,092

Distribution of results by geographical region
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2019	2018	2019	2019	2018
	$m	$m	$m	$m	$m
Reported profit/(loss) before tax
Europe	(944)	744	(424)	(506)	634
Asia	14,431	13,839	4,651	4,774	4,459
Middle East and North Africa	2,041	1,158	305	1,271	322
North America	1,045	509	299	367	467
Latin America	671	384	6	288	40
Total	17,244	16,634	4,837	6,194	5,922
Adjusted profit before tax
Europe	313	1,115	52	157	812
Asia	14,525	13,597	4,658	4,803	4,422
Middle East and North Africa	1,221	1,165	308	452	329
North America	1,109	1,558	321	403	469
Latin America	696	379	9	286	60
Total	17,864	17,814	5,348	6,101	6,092
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 38 to 52 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
3Q19 compared with 3Q18 – reported results

	Quarter ended
	30 Sep	30 Sep	Variance
	2019	2018	3Q19 vs. 3Q18
	$m	$m	$m	%
Revenue	13,355	13,798	(443)	(3)
ECL	(883)	(507)	(376)	(74)
Operating expenses	(8,147)	(7,966)	(181)	(2)
Share of profit from associates and JVs	512	597	(85)	(14)
Profit before tax	4,837	5,922	(1,085)	(18)
Tax expense	(1,042)	(1,406)	364	26
Profit after tax	3,795	4,516	(721)	(16)
Reported profit
Reported profit after tax of $3.8bn was $0.7bn or 16% lower than in 3Q18, reflecting challenging market conditions.
Reported profit before tax of $4.8bn was $1.1bn or 18% lower than in 3Q18. The 3Q19 results included a provision of $0.6bn in respect of customer redress programmes and $140m of restructuring and other related costs, of which $120m related to severance. Reported results also included adverse credit and funding valuation adjustments in GB&M of $160m (3Q18: $36m favourable), adverse market impacts in insurance manufacturing in RBWM of $225m (3Q18: $48m adverse), and favourable valuation differences on long-term debt and associated swaps in Corporate Centre of $76m (3Q18: $15m adverse). The effects of hyperinflation accounting in Argentina resulted in a $67m decrease in profit before tax, compared with a $145m decrease in 3Q18.
The reduction in reported profit before tax reflected lower revenue, primarily as GB&M generated less income in Global Markets from reduced client activity due to ongoing economic uncertainty, which compared with a strong 3Q18. This decrease was partly offset by higher revenue in CMB, mainly reflecting higher balances in Credit and Lending (‘C&L’) and Global Liquidity and Cash Management

HSBC Holdings plc Earnings Release 3Q19	5

Earnings Release – 3Q19

(‘GLCM’). In RBWM, growth in our Retail Banking business was broadly offset by adverse market impacts on insurance manufacturing. In addition, ECL increased in both RBWM and CMB.
Excluding net adverse movements in significant items of $0.3bn and adverse foreign currency translation differences of $0.1bn, profit before tax decreased by $0.7bn or 12%.
Reported revenue
Reported revenue of $13.4bn was $0.4bn or 3% lower than in 3Q18.
The reduction in reported revenue included adverse foreign currency translation differences of $0.4bn, partly offset by a net favourable movement in significant items of $0.1bn, primarily from favourable fair value movements on financial instruments.
Excluding foreign currency translation differences and significant items, revenue decreased by $0.2bn or 2%.
Reported ECL
Reported ECL of $0.9bn were $0.4bn higher than in 3Q18, with increases in RBWM driven by higher impairments on unsecured lending in the UK, the US, Hong Kong and Mexico, and also in CMB reflecting higher charges in the UK and Hong Kong.
The effect of foreign currency translation differences between the periods was minimal.
Reported operating expenses
Reported operating expenses of $8.1bn was $0.2bn or 2% higher than in 3Q18. This was driven by higher charges associated with customer redress programmes, of which $388m related to additional charges for the mis-selling of PPI, and $140m for restructuring and other related costs arising from cost efficiency measures across our global businesses and functions. The increase also reflected expenditure from near- and medium-term investments to grow the business.
The increase in operating expenses was partly offset by a reduction in performance-related pay and the favourable effect of foreign currency translation differences of $0.3bn.
Excluding significant items and foreign currency translation differences, operating expenses increased by $0.1bn or 1%.
Reported share of profit from associates and JVs
Reported income from associates of $0.5bn decreased by $0.1bn or 14%, mainly from a reduction in income from The Saudi British Bank (‘SABB’) as a result of higher ECL charges and other expenses relating to the merger with Alawwal bank, based on its latest published results.
Third interim dividend for 2019
On 2 October 2019, the Board announced a third interim dividend for 2019 of $0.10 per ordinary share in respect of the period. Further details are set out at the end of this release.
Group
3Q19 compared with 3Q18 – adjusted results

	Quarter ended
	30 Sep	30 Sep	Variance
	2019	2018	3Q19 vs. 3Q18
	$m	$m	$m	%
Revenue	13,267	13,486	(219)	(2)
ECL	(883)	(489)	(394)	(81)
Operating expenses	(7,548)	(7,487)	(61)	(1)
Share of profit from associates and JVs	512	582	(70)	(12)
Profit before tax	5,348	6,092	(744)	(12)
Adjusted profit before tax
On an adjusted basis, profit before tax of $5.3bn was $0.7bn or 12% lower than in 3Q18. This was primarily from lower revenue in GB&M due to reduced client activity resulting from ongoing economic uncertainty compared with a strong 3Q18, as well as higher ECL in both RBWM and CMB.
The effects of hyperinflation accounting in Argentina resulted in a $67m decrease in profit before tax, compared with $145m in 3Q18.
Adjusted revenue
Adjusted revenue of $13.3bn was $0.2bn or 2% lower than in 3Q18, mainly in GB&M, while there was a favourable movement in revenue in Corporate Centre and higher revenue in CMB.

•
In GB&M, revenue decreased by $0.6bn or 15%, which included a net adverse movement on credit and funding valuation adjustments of $196m. Revenue was $0.4bn lower in Global Markets from reduced client activity, reflecting economic uncertainty, compared with a strong 3Q18. In Global Banking, revenue increased as we grew lending balances and benefited from wider credit spreads on portfolio hedges, partly offset by prior year gains on corporate restructuring and lower event-driven revenue. Investment in GLCM, Securities Services and Global Trade and Receivables Finance (‘GTRF’) supported continued momentum as we delivered single-digit growth in average balances.

•
In RBWM, revenue was broadly unchanged. In Retail Banking, higher revenue (up $0.1bn) reflected balance growth in lending and deposits, primarily in the UK and Hong Kong, while revenue growth in investment distribution was driven by higher sales of mutual funds and FX products. These increases were broadly offset by adverse market impacts in insurance manufacturing in 3Q19 of $225m (3Q18: $48m adverse).

•
In CMB, revenue increased by $0.1bn or 4%, primarily in C&L from balance sheet growth of 5%, with increases in all regions. In GLCM, revenue increased as we benefited from wider margins, notably in Hong Kong, and higher average balances in North America and the UK.

6	HSBC Holdings plc Earnings Release 3Q19

•	In GPB, revenue increased by $45m or 11%, mainly in Asia from growth in investment and lending revenue.

•
In Corporate Centre, a net favourable movement in revenue of $194m mainly reflected a favourable effect of hyperinflation accounting in Argentina of $172m, and favourable movements of $91m relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives. Balance Sheet Management (‘BSM’) also recorded higher revenue, although this was partly offset by lower revenue in legacy credit due to higher losses on portfolio disposals.

Adjusted ECL
Adjusted ECL of $0.9bn were $0.4bn higher due to increased charges in RBWM and CMB. In addition, ECL in 3Q19 included a charge to reflect the economic outlook in Hong Kong. In 3Q19, adjusted ECL as a percentage of average gross loans and advances to customers was 0.34%, compared with 0.20% at 3Q18.
In RBWM, ECL were $0.4bn, an increase of $0.2bn, mainly against unsecured lending in the UK, the US, Hong Kong and Mexico.
In CMB, ECL rose by $0.2bn to $0.4bn. The increase reflected higher ECL in the UK and Hong Kong, which included charges related to specific customers. This increase was partly offset by lower ECL in MENA.
ECL remain sensitive to forward economic guidance, which has the potential to result in significant additional charges, given the current level of uncertainty in a number of the markets in which we operate.
Adjusted operating expenses
Adjusted operating expenses of $7.5bn were $0.1bn or 1% higher than in 3Q18. This included an increase in costs from investments (up $0.1bn), notably from near- and medium-term investments to grow the business, mainly in RBWM and CMB, and continued investment in digital across all global businesses. These increases were partly offset by a $0.2bn reduction in performance-related pay.
Adjusted share of profit from associates and JVs
Adjusted share of income from associates of $0.5bn was $70m or 12% lower than in 3Q18, mainly from a reduction in income from SABB as a result of higher ECL charges and other expenses relating to the merger with Alawwal bank, based on its latest published results.
Group
9M19 compared with 9M18 – reported results

	Nine months ended
	30 Sep	30 Sep	Variance
	2019	2018	9M19 vs. 9M18
	$m	$m	$m	%
Revenue	42,727	41,085	1,642	4
ECL	(2,023)	(914)	(1,109)	>(100)
Operating expenses	(25,296)	(25,515)	219	1
Share of profit from associates and JVs	1,836	1,978	(142)	(7)
Profit before tax	17,244	16,634	610	4
Tax expense	(3,512)	(3,702)	190	5
Profit after tax	13,732	12,932	800	6
Reported profit
Reported profit after tax of $13.7bn was $0.8bn or 6% higher than in 9M18.
Reported profit before tax of $17.2bn was $0.6bn or 4% higher, mainly due to revenue growth, notably in the first half of the year. This increase in revenue was in RBWM from balance sheet growth and the impact of previous interest rate increases on margins in Retail Banking, and in CMB from growth across all our major products, while in GB&M revenue fell. Revenue growth included an $828m dilution gain recognised on the completion of the merger of SABB with Alawwal bank in Saudi Arabia, the non-recurrence of a 9M18 adverse swap mark-to-market loss of $177m on a bond reclassification in Corporate Centre, and 9M19 disposal gains in RBWM and CMB of $157m.
Profit growth was adversely impacted by higher ECL, largely from an increase in charges against a small number of exposures in CMB and GB&M, as well as an increase in RBWM. Operating expenses also rose.
Results in 9M19 included additional customer redress provisions of $1.2bn, restructuring and other related costs of $427m, of which $407m related to severance, adverse credit and funding valuation adjustments in GB&M of $147m (9M18: $4m adverse), and adverse market impacts in insurance manufacturing in RBWM of $72m (9M18: $140m adverse). The effects of hyperinflation accounting in Argentina resulted in a $129m decrease in profit before tax, compared with a $145m decrease in 9M18.
Excluding net favourable movements in significant items of $1.1bn and adverse foreign currency translation differences of $0.5bn, profit before tax increased by $50m.
Reported revenue
Reported revenue of $42.7bn was $1.6bn or 4% higher than in 9M18, reflecting growth in RBWM and CMB, as discussed above, and in Corporate Centre, partly offset by lower revenue in GB&M.
Net favourable movements in significant items of $1.3bn, which largely comprised the $828m dilution gain recognised on the merger of SABB with Alawwal bank and favourable fair value movements on financial instruments of $0.5bn, were more than offset by adverse foreign currency translation differences of $1.5bn.
Excluding significant items and currency translation differences, revenue increased by $1.9bn or 5%.
Reported ECL
Reported ECL of $2.0bn were $1.1bn higher than in 9M18, primarily driven by increased charges against specific exposures in CMB and GB&M. This also included favourable foreign currency translation differences of $68m.

HSBC Holdings plc Earnings Release 3Q19	7

Earnings Release – 3Q19

Reported operating expenses
Reported operating expenses of $25.3bn were $0.2bn or 1% lower than in 9M18 and included favourable foreign currency translation differences of $1.0bn, partly offset by net adverse movements in significant items of $0.2bn, which included:

•	customer redress programme costs of $1.1bn, of which $1.0bn related to PPI, compared with $0.2bn in 9M18; and

•	restructuring and other related costs of $0.4bn, which included $407m of severance costs.
These were partly offset by:

•	the non-recurrence of settlements and provisions in connection with legal and regulatory matters of $0.8bn in 9M18; and

•	structural reform costs of $0.1bn, compared with $0.3bn in 9M18.
Excluding significant items and foreign currency translation differences, operating expenses increased by $0.6bn or 3%.
Reported share of profit from associates and JVs
Reported share of profit in associates of $1.8bn was $0.1bn or 7% lower than in 9M18. This included adverse foreign currency translation differences of $83m. The reduction also reflected lower share of profit from SABB as a result of higher ECL charges and other expenses relating to the merger with Alawwal bank, partly offset by higher income from Bank of Communications Co., Limited (‘BoCom’).
Tax expense
The effective tax rate for 9M19 of 20.4% was lower than the 22.3% for 9M18. The 9M18 period contained a non-deductible regulatory settlement. The rate at 9M19 was reduced due to a change in profit mix and a non-taxable dilution gain in 1H19, partly offset by non-recognition of UK tax losses and non-deductible UK customer redress expenses.
Group
9M19 compared with 9M18 – adjusted results

	Nine months ended
	30 Sep	30 Sep	Variance
	2019	2018	9M19 vs. 9M18
	$m	$m	$m	%
Revenue	41,762	39,868	1,894	5
ECL	(2,023)	(846)	(1,177)	>(100)
Operating expenses	(23,711)	(23,103)	(608)	(3)
Share of profit from associates and JVs	1,836	1,895	(59)	(3)
Profit before tax	17,864	17,814	50	0
Adjusted profit before tax
Adjusted profit before tax of $17.9bn was marginally higher than in 9M18 (up $0.1bn).
Adjusted revenue increased by $1.9bn, primarily reflecting growth in RBWM and CMB, although revenue in GB&M fell. The increase in revenue was broadly offset by higher adjusted ECL (up $1.2bn) and a rise in adjusted operating expenses of $0.6bn, which included investments to grow the business and investments in digital capabilities.
The effects of hyperinflation accounting in Argentina resulted in a $129m decrease in profit before tax, compared with a $145m decrease in 9M18.
Adjusted revenue
Adjusted revenue of $41.8bn was $1.9bn or 5% higher than in 9M18, reflecting continued growth in RBWM and CMB, notably in the first half of 2019. Adjusted revenue also increased in GPB and Corporate Centre. These increases were partly offset by lower revenue in GB&M.

•
In RBWM, revenue increased by $1.3bn or 8%, mainly in Retail Banking, reflecting growth in deposit and lending balances, primarily in Hong Kong and the UK. We also benefited from wider margins due to previous interest rate rises. In Wealth Management, revenue growth reflected higher insurance manufacturing revenue, which included favourable actuarial assumption changes of $0.1bn and lower adverse market impact of $67m, as 9M19 recorded an adverse movement of $72m compared with an adverse movement of $140m in 9M18. These increases were partly offset by lower investment distribution revenue.

•
In CMB, revenue increased by $0.8bn or 8%, with growth in all major products and regions. Growth was primarily in GLCM, arising from wider deposit margins, notably in Hong Kong and the UK, and in Latin America from wider margins and growth in average deposit balances. Revenue increased in C&L due to balance sheet growth in most markets, partly offset by margin compression.

•
In GB&M, revenue decreased by $0.8bn or 7%, mainly in Global Markets as economic uncertainty resulted in lower market activity, and in Global Banking as 9M18 benefited from gains on corporate lending restructuring. These decreases were partly offset by continued momentum in our transaction banking products as we increased client mandates and grew balances.

•
In GPB, revenue increased by $0.1bn or 5%, mainly reflecting growth in investment revenue and lending revenue, primarily in Asia. These increases were partly offset by lower deposit revenue, notably in the US.

•
In Corporate Centre, revenue increased by $0.6bn. This was mainly in Central Treasury from favourable fair value movements in 9M19 of $0.2bn relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives (9M18: $0.2bn adverse), and from a non-repeat of a 9M18 swap mark-to-market loss on a bond reclassification of $177m. In addition, the adverse impact of hyperinflation accounting in Argentina was lower than in 9M18. These movements were partly offset by lease expenses of $127m following the adoption of IFRS 16 ‘Leases’, which were recorded within operating expenses in 9M18.

8	HSBC Holdings plc Earnings Release 3Q19

Adjusted ECL
Adjusted ECL of $2.0bn were $1.2bn higher than in 9M18.

•	In CMB, ECL increased by $0.6bn, primarily in the UK and Hong Kong.

•	In GB&M, ECL of $0.1bn primarily related to a specific corporate exposure in Europe. This compared with net releases of $0.1bn in 9M18, mainly in the US against exposures in the oil and gas sector.

•	In RBWM, ECL of $1.0bn increased by $0.2bn compared with 9M18, notably against unsecured lending, mainly in the UK, the US and Mexico.

•	In Corporate Centre, there was an adverse movement of $0.1bn, reflecting lower net releases in 9M19 mainly related to our legacy portfolios.
Adjusted ECL as a percentage of average gross loans and advances to customers was 0.27%, compared with 0.12% at 9M18.
Adjusted operating expenses
Adjusted operating expenses of $23.7bn were $0.6bn or 3% higher than in 9M18. This increase included higher expenditure on investments (up $0.4bn), notably investments to grow the business, mainly in RBWM and CMB, as well as continued investment in our digital capabilities across all global businesses. In addition, volume-related growth increased by $0.1bn. Cost inflation was broadly offset by the impact of our cost-saving efficiencies.
The number of employees expressed in full-time equivalent staff at 30 September 2019 was 237,412, an increase of 2,195 from 31 December 2018. This was primarily driven by investments in business growth programmes, notably in RBWM and CMB. Additionally, the number of contractors at 30 September 2019 was 9,045, a decrease of 1,809 from 31 December 2018.
The effect of hyperinflation accounting in Argentina resulted in an increase in adjusted operating expenses of $105m compared with 9M18.
Adjusted share of profit from associates and JVs
Adjusted share of income from associates of $1.8bn was $0.1bn or 3% lower than in 9M18 as a result of higher ECL charges and other expenses relating to the merger with Alawwal bank, partly offset by higher income from BoCom.
Retail Banking and Wealth Management
9M19 compared with 9M18 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2019	2018	9M19 vs. 9M18		2019	2019	2018
	Footnotes	$m	$m	$m	%	$m	$m	$m
Retail Banking		11,850	10,963	887	8	3,981	3,943	3,832
– current accounts, savings and deposits		7,067	6,048	1,019	17	2,422	2,423	2,285
– personal lending		4,783	4,915	(132)	(3)	1,559	1,520	1,547
mortgages		1,218	1,455	(237)	(16)	379	396	408
credit cards		2,187	2,087	100	5	711	677	691
other personal lending		1,378	1,373	5	0	469	447	448
Wealth Management		5,090	4,867	223	5	1,476	1,695	1,570
– investment distribution		2,549	2,656	(107)	(4)	839	849	792
– life insurance manufacturing		1,778	1,421	357	25	395	586	522
– asset management		763	790	(27)	(3)	242	260	256
Other	1	607	463	144	31	171	231	222
Net operating income	2	17,547	16,293	1,254	8	5,628	5,869	5,624
RoTE excluding significant items and UK bank levy (annualised) (%)		19.3	22.8

1	‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income.

2	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
Adjusted profit before tax of $6.1bn was $0.5bn or 8% higher than in 9M18. This increase reflected strong balance sheet growth and the impact of previous interest rate increases on margins in Retail Banking, higher revenue in life insurance manufacturing, and disposal gains in Argentina and Mexico. This was partly offset by increased adjusted operating expenses driven by higher staff costs and inflation, together with strategic investments.
RBWM’s reported results include customer redress programme costs, notably in respect of the mis-selling of PPI. These are excluded from our adjusted performance.
Adjusted revenue of $17.5bn was $1.3bn or 8% higher, which included disposal gains in Argentina and Mexico of $133m.

•
In Retail Banking, revenue of $11.9bn was up $0.9bn or 8%. The increase reflected deposit balance growth of $33bn or 5%, particularly in Hong Kong and the UK, and lending balance growth of $31bn or 9% compared with 9M18, notably in mortgages in Hong Kong and the UK. In addition, revenue benefited from the impact of previous interest rate increases.

•
In Wealth Management, revenue of $5.1bn was up $0.2bn or 5%, reflecting higher life insurance manufacturing revenue (up $0.4bn or 25%), driven by growth in the value of new business written (up $0.1bn or 15%), favourable actuarial assumption changes of $0.1bn and lower adverse market impacts of $67m, as 9M19 recorded an adverse movement of $72m compared with an adverse movement of $140m in 9M18. This was partly offset by lower investment distribution revenue (down $0.1bn or 4%), driven by less favourable market conditions in Hong Kong, compared with 9M18, and a change in the product mix of clients’ investments to lower risk and lower margin products.

HSBC Holdings plc Earnings Release 3Q19	9

Earnings Release – 3Q19

Adjusted ECL were $1.0bn, up 24% from 9M18, reflecting our strategy to grow unsecured lending, notably in the UK, the US and Mexico. In addition, ECL in 9M19 included charges related to the current economic uncertainties in the UK and Hong Kong. The net write-off in 9M19 remained stable compared with 9M18.
Adjusted operating expenses of $10.5bn were $0.6bn or 6% higher. This was mainly driven by higher staff costs and inflation (up $0.2bn), particularly in Asia, to support business growth and the impact of investment in strategic initiatives (up $0.1bn) to grow the Wealth Management business in Asia, enhance digital capabilities, and drive growth in key markets through lending.
Commercial Banking
9M19 compared with 9M18 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2019	2018	9M19 vs. 9M18		2019	2019	2018
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Trade and Receivables Finance		1,402	1,360	42	3	464	465	455
Credit and Lending		4,113	3,843	270	7	1,367	1,363	1,293
Global Liquidity and Cash Management		4,554	4,130	424	10	1,506	1,519	1,446
Markets products, Insurance and Investments, and Other	1	1,538	1,459	79	5	454	492	459
Net operating income	2	11,607	10,792	815	8	3,791	3,839	3,653
RoTE excluding significant items and UK bank levy (annualised) (%)		13.0	14.5

1	Includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.

2	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
Adjusted profit before tax of $5.7bn was $0.2bn or 3% lower than in 9M18. Adjusted revenue growth across all products, notably in GLCM and C&L, was more than offset by higher adjusted ECL charges and higher adjusted operating expenses, as we continued to invest.
Adjusted revenue of $11.6bn was $0.8bn or 8% higher, with growth in all regions, particularly in our largest markets, Hong Kong (up 8%) and the UK (up 8%), and across all major products.

•
In GLCM, revenue was $0.4bn or 10% higher, with growth in all regions. The increase was mainly in Hong Kong and the UK, primarily reflecting wider margins, and in Latin America from wider margins and growth in average deposit balances.

•	In C&L, revenue growth of $0.3bn or 7% reflected continued lending growth in all regions, partly offset by the effects of margin compression.

•	In GTRF, revenue increased by $42m or 3%, with growth across all regions except Asia. The increase was mainly from higher volumes in the UK, fee growth in MENA and wider margins in Asia.

•	Revenue growth in ‘Other’ products included a disposal gain of $24m in Latin America.
Corporate customer value from our international subsidiary banking proposition grew by 8%. (This relates to corporate client income, covering all CMB products, as well as total income from GB&M synergy products, including FX and debt capital markets, used by international CMB subsidiaries. This measure differs from reported revenue in that it excludes Business Banking and Other and internal cost of funds.)
Adjusted ECL of $0.9bn were $0.6bn higher than in 9M18, driven by an increase in the UK, partly offset by a reduction in MENA. In addition, there were ECL charges in 9M19, notably in Asia, compared with 9M18 where we recorded minimal charges in Hong Kong and net releases in North America.
Adjusted operating expenses of $5.0bn were $0.3bn or 7% higher, reflecting increased investment in digital capabilities (up $0.2bn), including Real Time Payments, which provides clients with a faster, simpler and more secure payment experience.

10	HSBC Holdings plc Earnings Release 3Q19

Global Banking and Markets
9M19 compared with 9M18 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2019	2018	9M19 vs. 9M18		2019	2019	2018
	Footnotes	$m	$m	$m	%	$m	$m	$m
Global Markets		4,514	5,182	(668)	(13)	1,352	1,405	1,745
– FICC		3,696	4,216	(520)	(12)	1,145	1,173	1,465
Foreign Exchange		2,021	2,319	(298)	(13)	713	602	812
Rates		1,189	1,226	(37)	(3)	300	392	404
Credit		486	671	(185)	(28)	132	179	249
– Equities		818	966	(148)	(15)	207	232	280
Securities Services		1,512	1,439	73	5	509	518	491
Global Banking		2,921	3,067	(146)	(5)	989	990	957
Global Liquidity and Cash Management		2,080	1,905	175	9	692	693	671
Global Trade and Receivables Finance		610	589	21	4	202	198	211
Principal Investments		215	278	(63)	(23)	93	38	108
Credit and funding valuation adjustments		(147)	(4)	(143)	>(100)	(160)	(32)	36
Other	1	(529)	(470)	(59)	(13)	(207)	(218)	(149)
Net operating income	2	11,176	11,986	(810)	(7)	3,470	3,592	4,070
RoTE excluding significant items and UK bank levy (annualised) (%)		9.6	12.5

1
‘Other’ in GB&M includes allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities that is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within ‘Other’.

2	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
Adjusted profit before tax of $4.1bn was $1.1bn lower than in 9M18, mainly due to lower revenue in Global Markets, as economic uncertainty resulted in reduced market activity. In addition, ECL charges increased by $0.2bn, compared with a net release in 9M18.
Adjusted revenue of $11.2bn fell by $0.8bn compared with 9M18, and included higher adverse movements on credit and funding valuation adjustments of $143m.

•	Global Markets revenue decreased by $0.7bn or 13%, driven by low market volatility, reduced client activity due to ongoing economic uncertainty and continued spread compression.

•
Global Banking revenue fell $0.1bn or 5%, reflecting a non-repeat of gains in 9M18 on corporate lending restructuring, lower event-driven activity and the impact of tightening credit spreads on portfolio hedges. These reductions were partly offset by higher lending revenue as we continued to grow balances, notably in Asia.

•
Revenue grew in our transaction banking products. GLCM revenue rose by $0.2bn or 9%, primarily driven by higher average deposit balances and wider margins. Securities Services revenue increased by $0.1bn or 5% from continued growth in average assets under custody (up 5%) and average assets under administration (up 7%) from increased client mandates, as well as higher interest rates. GTRF revenue increased by $21m or 4% from growth in lending and higher fees from commodity and structured trade deals, particularly in MENA.

Adjusted ECL were $0.1bn, up $217m compared with 9M18. The charges in 9M19 primarily related to a specific corporate exposure in Europe, compared with net releases in 9M18 that were largely related to exposures within the oil and gas sector in the US.
Adjusted operating expenses of $7.0bn were $0.1bn or 2% higher, as we invested in GLCM and Securities Services to support business growth as well as in regulatory programmes.
Global Private Banking
9M19 compared with 9M18 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2019	2018	9M19 vs. 9M18		2019	2019	2018
	Footnotes	$m	$m	$m	%	$m	$m	$m
Investment revenue		589	544	45	8	207	197	164
Lending		313	290	23	8	109	107	94
Deposit		352	366	(14)	(4)	112	118	124
Other		142	134	8	6	44	49	45
Net operating income	1	1,396	1,334	62	5	472	471	427
RoTE excluding significant items and UK bank levy (annualised) (%)		12.1	10.9

1	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
Adjusted profit before tax of $0.3bn increased by $39m or 14% compared with 9M18, reflecting higher adjusted revenue in Asia where we continued to invest in business growth initiatives, partly offset by higher adjusted ECL.

HSBC Holdings plc Earnings Release 3Q19	11

Earnings Release – 3Q19

Adjusted revenue of $1.4bn increased by $62m or 5%, mainly reflecting growth in Asia.

•	Investment revenue increased by $45m or 8%, mainly in Asia from higher brokerage and trading revenue and from increased annuity fee income as a result of growth in discretionary client mandates.

•	Lending revenue was $23m or 8% higher, with growth in Asia and most of our markets in Europe, with the exception of the UK, which was adversely affected by margin compression.

•	Deposit revenue fell by $14m or 4%, as lower revenue in the US from compressed margins and repositioning actions was partly offset by growth in Asia from balance growth and wider margins.
In 9M19, we attracted $19bn of net new money inflows, mainly in Asia and Europe.
Adjusted ECL were $25m, mainly in the UK. This compared with a net release of $16m in 9M18, mainly in the UK, the US and France.
Adjusted operating expenses of $1.1bn were $18m or 2% lower. This was mainly due to reductions in Europe and the US following actions to mitigate lower revenue, and a partial release of a provision associated with the wind-down of our operations in Monaco. These reductions were partly offset by an increase in Asia, driven by investments to support business growth.
Corporate Centre
9M19 compared with 9M18 – adjusted results

Management view of adjusted revenue
		Nine months ended				Quarter ended
		30 Sep	30 Sep	Variance		30 Sep	30 Jun	30 Sep
		2019	2018	9M19 vs. 9M18		2019	2019	2018
	Footnotes	$m	$m	$m	%	$m	$m	$m
Central Treasury	1	881	242	639	>100	313	263	91
Legacy portfolios		(124)	(78)	(46)	(59)	(40)	(13)	25
Other		(721)	(701)	(20)	(3)	(367)	(140)	(404)
Net operating income	2	36	(537)	573	>100	(94)	110	(288)
RoTE excluding significant items and UK bank levy (annualised) (%)		(3.6)	(4.8)

1
Central Treasury includes revenue relating to BSM in 9M19 of $1.8bn (9M18: $1.8bn; 3Q19: $626m; 2Q19: $586m; 3Q18: $528m), interest expense in 9M19 of $1.0bn (9M18: $978m; 3Q19: $321m; 2Q19: $348m; 3Q18: $358m) and favourable valuation differences on issued long-term debt and associated swaps in 9M19 of $219m (9M18: adverse $380m; 3Q19: favourable $76m; 2Q19: favourable $93m; 3Q18: adverse $15m). Revenue relating to BSM includes other internal allocations to reflect the economic benefit generated by certain activities, which is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

2	‘Net operating income’ means net operating income before changes in expected credit losses and other credit impairment charges (also referred to as ‘Revenue’).
Adjusted profit before tax of $1.7bn was $0.8bn higher than in 9M18.
Adjusted revenue was $0.6bn favourable compared with 9M18, largely reflecting higher revenue in Central Treasury.
Central Treasury revenue of $0.9bn was $0.6bn higher than in 9M18. This included:

•
favourable fair value movements relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with long-term derivatives of $219m in 9M19, compared with adverse movements of $203m in 9M18; and

•	the non-recurrence of a $177m loss in 9M18 arising from adverse swap mark-to-market movements following a bond reclassification under IFRS 9 ‘Financial Instruments’.
Other income decreased by $20m. In 9M19, this included $127m of lease expenses following the adoption of IFRS 16 ‘Leases’ from
1 January 2019. In 9M18, lease expenses were recorded within operating expenses. This decrease was broadly offset by a lower adverse impact of hyperinflation accounting in Argentina.
A net release of adjusted ECL of $19m compared with a net release of $113m in 9M18, mainly relating to our legacy portfolios.
Adjusted operating expenses of $0.2bn decreased by $0.4bn or 74%. This partly reflected a change in the allocation of certain costs to global businesses, which reduced costs retained in Corporate Centre, as well as the impact of the adoption of IFRS 16 ‘Leases’. In addition, costs relating to legacy portfolios reduced, while 9M18 also included a $41m charge in relation to the 2017 UK bank levy.
Adjusted share of income from associates of $1.8bn decreased by $0.1bn or 5%, primarily due to a lower share of profit from SABB.
Balance sheet – 30 September 2019 compared with 30 June 2019
At 30 September 2019, our total assets of $2.7tn were $23bn lower on a reported basis. On a constant currency basis, our total assets were $30bn higher, reflecting targeted lending growth, notably in Asia.
Loans and advances to customers as a percentage of customer accounts were 74%, which was in line with the prior quarter.
Loans and advances to customers
Reported loans and advances to customers were $3.8bn lower. This included adverse effects of foreign currency translation differences of $19.7bn. On a constant currency basis, customer lending increased by $15.9bn or 2%.
Customer lending growth was primarily in Asia (up $9.8bn), reflecting an increase in GB&M (up $6.8bn), due to higher term lending from our continued strategic focus on growth throughout Asia. Customer lending increased in RBWM by $3.8bn, primarily in Hong Kong (up $3.0bn), where we maintained a leading position in mortgages. This was partly offset by a decrease in CMB (down $1.8bn).
In Europe, customer lending increased by $6.6bn, with HSBC UK up $2.8bn, primarily reflecting growth in mortgage balances (up $2.0bn), due to our focus on broker-originated mortgages. We also increased lending to our corporate clients within HSBC UK mainly through term lending. The remaining increase in Europe primarily reflected growth in the UK in GB&M.

12	HSBC Holdings plc Earnings Release 3Q19

Customer accounts
Customer accounts fell by $6.4bn on a reported basis, including adverse foreign currency translation differences of $25.2bn. On a constant currency basis, customer accounts increased by $18.8bn or 1%.
On an adjusted basis, customer accounts increased in Europe by $9.2bn. This was driven by an increase in CMB and RBWM balances, notably in HSBC UK (up $5.7bn) within current accounts and savings. In addition, current accounts increased in GB&M mainly in the UK.
Customer accounts also increased in North America (up $7.9bn), primarily in GB&M (up $3.9bn), reflecting an increase in interest-bearing demand deposits, and in CMB (up $2.1bn), from an increase mainly in time deposits. In addition, customer accounts grew in RBWM (up $1.7bn), reflecting an increase in savings deposits arising from promotional rates.
Risk-weighted assets
Risk-weighted assets (‘RWAs’) totalled $865.2bn at 30 September 2019, a $20.8bn decrease during 3Q19. This included a decrease of $12.8bn due to foreign currency translation differences. The $8.0bn decrease (excluding foreign currency translation differences) comprised reductions of $14.4bn due to methodology and policy changes and $1.5bn due to model updates, partly offset by increases of $4.9bn from changes in asset quality and of $3bn from asset size growth.
The decrease due to methodology and policy changes included a $7.0bn reduction from risk parameter refinements and improved collateral recognition and a $6.3bn impact from a change to our best estimate of expected loss on corporate exposures. The increase due to asset quality changes included growth of $2.4bn caused by the effect of the credit downgrade of Argentina, as well as changes in the portfolio mix of GB&M assets. Asset size movements included $4.7bn lending growth in CMB and RBWM and a $2.4bn increase in market risk RWAs, partly offset by a $3.7bn fall in Corporate Centre exposures.
Net interest margin

		Nine months ended		Full year to
		30 Sep	30 Sep	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Net interest income		22,808	22,780	30,489
Average interest-earning assets		1,915,149	1,827,337	1,839,346
		%	%	%
Gross interest yield	1	2.89	2.64	2.70
Less: cost of funds	1	(1.53)	(1.13)	(1.21)
Net interest spread	2	1.36	1.51	1.49
Net interest margin	3	1.59	1.67	1.66

1
Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Cost of funds is the average annualised interest cost as a percentage on average interest-bearing liabilities.

2
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

3	Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest income for 9M19 was $22.8bn, broadly unchanged compared with 9M18. This reflected higher yields and an increase in average interest-earning assets (‘AIEA’), offset by increased funding costs.
The Group’s net interest margin (’NIM’) in 9M19 was 1.59%, which was 8 basis points (‘bps’) lower compared with 9M18. The decline in NIM reflected an increase in net funding costs of 7bps and 1bp impact of significant items.
Return on Equity and Return on Tangible Equity
We provide Return on Tangible Equity (‘RoTE’) in addition to Return on Equity (‘RoE’) as a way of assessing our performance which is closely aligned to our capital position.
RoTE is computed by adjusting reported ‘profit attributable to the ordinary shareholders of the parent company’ for the post-tax movements in the present value of in-force long-term insurance business (‘PVIF’) and adjusting the reported equity for goodwill, intangibles and PVIF, net of deferred tax. The adjustment to reported results and reported equity excludes amounts attributable to other equity instrument holders and non-controlling interests.
For our global businesses, we provide RoTE excluding significant items and the UK bank levy which is more closely aligned to the basis on which the global business performance is assessed by the Chief Operating Decision Maker (further information on the basis of preparation for our global businesses is provided on page 47 of the Annual Report and Accounts 2018).
RoTE excluding significant items and UK bank levy is computed by adjusting ‘profit attributable to the ordinary shareholders, excluding PVIF’ for significant items (net of tax) and the bank levy, and adjusting the ‘average tangible equity’ for the change in fair value on our long-term debt attributable to credit spread through other comprehensive income (‘fair value of own debt’), and debit valuation adjustments (‘DVA’).
The following table details the adjustments made to the reported results and equity:

Return on Equity and Return on Tangible Equity
	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2019	2018	2019	2019	2018
	$m	$m	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	11,478	11,071	2,971	4,373	3,899
Increase in PVIF (net of tax)	(1,290)	(317)	(652)	(192)	(75)
Profit attributable to the ordinary shareholders, excluding PVIF	10,188	10,754	2,319	4,181	3,824
Significant items (net of tax) and bank levy	608	1,602
Profit attributable to the ordinary shareholders, excluding PVIF, significant items and UK bank levy	10,796	12,356
Equity
Average ordinary shareholders’ equity	165,954	164,290	167,347	166,747	161,406
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(23,191)	(22,037)	(23,688)	(23,202)	(22,036)
Average tangible equity	142,763	142,253	143,659	143,545	139,370
Fair value of own debt, DVA and other adjustments	529	2,495
Average tangible equity excluding fair value of own debt, DVA and other adjustments	143,292	144,748
	%	%	%	%	%
Ratio
Return on equity	9.2	9.0	7.0	10.5	9.6
Return on tangible equity (annualised)	9.5	10.1	6.4	11.7	10.9
Return on tangible equity excluding significant items and UK bank levy (annualised)	10.1	11.4

Return on tangible equity by global business
	Nine months ended 30 Sep 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	4,891	5,602	3,866	365	2,520	17,244
Tax expense	(801)	(1,190)	(766)	(64)	(691)	(3,512)
Profit after tax	4,090	4,412	3,100	301	1,829	13,732
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(656)	(652)	(465)	(14)	(467)	(2,254)
Profit attributable to ordinary shareholders of the parent company	3,434	3,760	2,635	287	1,362	11,478
Increase in PVIF (net of tax)	(1,238)	(51)	—	1	(2)	(1,290)
Significant items (net of tax) and UK bank levy	911	40	148	(37)	(614)	448
Balance Sheet Management allocation and other adjustments	406	432	677	49	(1,404)	160
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	3,513	4,181	3,460	300	(658)	10,796
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,310	43,134	48,206	3,305	24,337	143,292
RoTE excluding significant items and UK bank levy (annualised) (%)	19.3	13.0	9.6	12.1	(3.6)	10.1

	Nine months ended 30 Sep 2018
Profit before tax	5,544	6,034	5,535	182	(661)	16,634
Tax expense	(983)	(1,272)	(1,212)	(28)	(207)	(3,702)
Profit after tax	4,561	4,762	4,323	154	(868)	12,932
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(630)	(642)	(429)	(19)	(141)	(1,861)
Profit attributable to ordinary shareholders of the parent company	3,931	4,120	3,894	135	(1,009)	11,071
Increase in PVIF (net of tax)	(300)	(16)	—	(1)	—	(317)
Significant items (net of tax) and UK bank levy	134	(25)	(110)	81	1,522	1,602
Balance Sheet Management allocation and other adjustments	399	418	641	61	(1,519)	—
Profit attributable to ordinary shareholders, excluding PVIF, significant items and bank levy	4,164	4,497	4,425	276	(1,006)	12,356
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	24,462	41,324	47,340	3,392	28,230	144,748
RoTE excluding significant items and UK bank levy (annualised) (%)	22.8	14.5	12.5	10.9	(4.8)	11.4

HSBC Holdings plc Earnings Release 3Q19	13

Earnings Release – 3Q19

Notes

•
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2019 and the quarter ended
30 September 2018. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2019 and the corresponding balances at 30 June 2019.

•
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC’s significant accounting policies as described on pages 224 to 237 of our Annual Report and Accounts 2018.

•
The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

14	HSBC Holdings plc Earnings Release 3Q19

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC’s beliefs, targets and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:

•
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty, which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and the other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 69 to 73 of the Annual Report and Accounts 2018 and on pages 16 and 17 of the Interim Report 2019.

For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

HSBC Holdings plc Earnings Release 3Q19	15

Earnings Release – 3Q19

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep	30 Sep	30 Sep	30 Jun	30 Sep
	2019	2018	2019	2019	2018
	$m	$m	$m	$m	$m
Net interest income	22,808	22,780	7,568	7,772	7,680
Net fee income	9,085	9,793	2,961	3,098	3,026
Net income from financial instruments held for trading or managed on a fair value basis	7,877	7,485	2,546	2,450	2,602
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,318	(44)	122	486	178
Changes in fair value of designated debt and related derivatives[1]	149	(129)	61	77	(3)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	617	541	160	187	196
Gains less losses from financial investments	316	161	115	102	37
Net insurance premium income	9,047	8,488	2,724	3,027	2,712
Other operating income	2,935	569	863	1,214	169
Total operating income	55,152	49,644	17,120	18,413	16,597
Net insurance claims and benefits paid and movement in liabilities to policyholders	(12,425)	(8,559)	(3,765)	(3,469)	(2,799)
Net operating income before change in expected credit losses and other credit impairment charges[2]	42,727	41,085	13,355	14,944	13,798
Change in expected credit losses and other credit impairment charges	(2,023)	(914)	(883)	(555)	(507)
Net operating income	40,704	40,171	12,472	14,389	13,291
Total operating expenses	(25,296)	(25,515)	(8,147)	(8,927)	(7,966)
Operating profit	15,408	14,656	4,325	5,462	5,325
Share of profit in associates and joint ventures	1,836	1,978	512	732	597
Profit before tax	17,244	16,634	4,837	6,194	5,922
Tax expense	(3,512)	(3,702)	(1,042)	(1,167)	(1,406)
Profit after tax	13,732	12,932	3,795	5,027	4,516
Attributable to:
– ordinary shareholders of the parent company	11,478	11,071	2,971	4,373	3,899
– preference shareholders of the parent company	67	67	22	23	22
– other equity holders	1,148	795	484	254	264
– non-controlling interests	1,039	999	318	377	331
Profit after tax	13,732	12,932	3,795	5,027	4,516
	$	$	$	$	$
Basic earnings per share	0.57	0.56	0.15	0.22	0.19
Diluted earnings per share	0.57	0.55	0.15	0.22	0.19
Dividend per ordinary share (in respect of the period)	0.30	0.30	0.10	0.10	0.10
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	9.2	9.0	7.0	10.5	9.6
Return on average tangible equity (annualised)	9.5	10.1	6.4	11.7	10.9
Cost efficiency ratio	59.2	62.1	61.0	59.7	57.7

1	The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.

2	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

16	HSBC Holdings plc Earnings Release 3Q19

Summary consolidated balance sheet

	At
	30 Sep	30 Jun	31 Dec
	2019	2019	2018
	$m	$m	$m
Assets
Cash and balances at central banks	151,185	171,090	162,843
Trading assets	243,905	271,424	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	41,410	41,043	41,111
Derivatives	283,945	233,621	207,825
Loans and advances to banks	70,799	82,397	72,167
Loans and advances to customers	1,017,833	1,021,632	981,696
Reverse repurchase agreements – non-trading	214,837	233,079	242,804
Financial investments	429,501	428,101	407,433
Other assets	274,932	268,886	204,115
Total assets	2,728,347	2,751,273	2,558,124
Liabilities and equity
Liabilities
Deposits by banks	63,439	71,051	56,331
Customer accounts	1,373,741	1,380,124	1,362,643
Repurchase agreements – non-trading	135,581	184,497	165,884
Trading liabilities	89,378	94,149	84,431
Financial liabilities designated at fair value	164,698	165,104	148,505
Derivatives	278,374	229,903	205,835
Debt securities in issue	98,486	103,663	85,342
Liabilities under insurance contracts	94,867	93,794	87,330
Other liabilities	231,996	228,114	167,574
Total liabilities	2,530,560	2,550,399	2,363,875
Equity
Total shareholders’ equity	189,517	192,676	186,253
Non-controlling interests	8,270	8,198	7,996
Total equity	197,787	200,874	194,249
Total liabilities and equity	2,728,347	2,751,273	2,558,124

HSBC Holdings plc Earnings Release 3Q19	17

Earnings Release – 3Q19

Credit risk
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 79 of the Annual Report and Accounts 2018.
Summary of credit risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 30 Sep 2019		At 31 Dec 2018
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		1,026,414	(8,581)	990,321	(8,625)
– personal		415,294	(3,041)	394,337	(2,947)
– corporate and commercial		538,021	(5,400)	534,577	(5,552)
– non-bank financial institutions		73,099	(140)	61,407	(126)
Loans and advances to banks at amortised cost		70,827	(28)	72,180	(13)
Other financial assets measured at amortised cost		623,938	(108)	582,917	(55)
– cash and balances at central banks		151,187	(2)	162,845	(2)
– items in the course of collection from other banks		7,288	—	5,787	—
– Hong Kong Government certificates of indebtedness		36,306	—	35,859	—
– reverse repurchase agreements – non-trading		214,837	—	242,804	—
– financial investments		83,856	(41)	62,684	(18)
– prepayments, accrued income and other assets	2	130,464	(65)	72,938	(35)
Total gross carrying amount on-balance sheet		1,721,179	(8,717)	1,645,418	(8,693)
Loans and other credit-related commitments		626,618	(325)	592,008	(325)
– personal		216,567	(10)	207,351	(13)
– corporate and commercial		269,891	(307)	271,022	(305)
– financial		140,160	(8)	113,635	(7)
Financial guarantees		20,009	(52)	23,518	(93)
– personal		837	—	927	(1)
– corporate and commercial		14,783	(49)	17,355	(85)
– financial		4,389	(3)	5,236	(7)
Total nominal amount off-balance sheet	3	646,627	(377)	615,526	(418)
		2,367,806	(9,094)	2,260,944	(9,111)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)		343,960	(95)	343,110	(84)

1
The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2
Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 17 includes both financial and non-financial assets.

3	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

4
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

18	HSBC Holdings plc Earnings Release 3Q19

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 September 2019
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	941,064	71,701	13,282	367	1,026,414	(1,302)	(2,175)	(4,934)	(170)	(8,581)	0.1	3.0	37.1	46.3	0.8
– personal	395,532	15,007	4,755	—	415,294	(580)	(1,276)	(1,185)	—	(3,041)	0.1	8.5	24.9	—	0.7
– corporate and commercial	476,420	53,032	8,202	367	538,021	(677)	(878)	(3,675)	(170)	(5,400)	0.1	1.7	44.8	46.3	1.0
– non-bank financial institutions	69,112	3,662	325	—	73,099	(45)	(21)	(74)	—	(140)	0.1	0.6	22.8	—	0.2
Loans and advances to banks at amortised cost	70,569	258	—	—	70,827	(27)	(1)	—	—	(28)	—	0.4	—	—	—
Other financial assets measured at amortised cost	621,710	2,079	145	4	623,938	(36)	(29)	(43)	—	(108)	—	1.4	29.7	—	—
Loan and other credit-related commitments	603,254	22,632	726	6	626,618	(132)	(133)	(60)	—	(325)	—	0.6	8.3	—	0.1
– personal	214,369	1,826	372	—	216,567	(9)	(1)	—	—	(10)	—	0.1	—	—	—
– corporate and commercial	249,830	19,706	349	6	269,891	(117)	(130)	(60)	—	(307)	—	0.7	17.2	—	0.1
– financial	139,055	1,100	5	—	140,160	(6)	(2)	—	—	(8)	—	0.2	—	—	—
Financial guarantees	17,608	2,232	165	4	20,009	(19)	(26)	(7)	—	(52)	0.1	1.2	4.2	—	0.3
– personal	833	3	1	—	837	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	12,605	2,012	162	4	14,783	(17)	(26)	(6)	—	(49)	0.1	1.3	3.7	—	0.3
– financial	4,170	217	2	—	4,389	(2)	—	(1)	—	(3)	—	—	50.0	—	0.1
At 30 Sep 2019	2,254,205	98,902	14,318	381	2,367,806	(1,516)	(2,364)	(5,044)	(170)	(9,094)	0.1	2.4	35.2	44.6	0.4

Stage 2 days past due analysis at 30 September 2019
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	71,701	2,248	1,513	(2,175)	(210)	(226)	3.0	9.3	14.9
– personal	15,007	1,750	1,191	(1,276)	(181)	(206)	8.5	10.3	17.3
– corporate and commercial	53,032	490	310	(878)	(29)	(20)	1.7	5.9	6.5
– non-bank financial institutions	3,662	8	12	(21)	—	—	0.6	—	—
Loans and advances to banks at amortised cost	258	—	—	(1)	—	—	0.4	—	—
Other financial assets measured at amortised cost	2,079	17	26	(29)	—	—	1.4	—	—

1	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

2	Purchased or originated credit-impaired ('POCI').

3	Days past due ('DPD'). Up-to-date accounts in Stage 2 are not shown in amounts presented above.

HSBC Holdings plc Earnings Release 3Q19	19

Earnings Release – 3Q19

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2018
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	915,188	61,786	13,023	324	990,321	(1,276)	(2,108)	(5,047)	(194)	(8,625)	0.1	3.4	38.8	59.9	0.9
– personal	374,681	15,075	4,581	—	394,337	(534)	(1,265)	(1,148)	—	(2,947)	0.1	8.4	25.1	—	0.7
– corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)	0.1	1.8	46.9	59.9	1.0
– non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)	0.1	1.6	22.2	—	0.2
Loans and advances to banks at amortised cost	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)	—	0.7	—	—	—
Other financial assets measured at amortised cost	581,118	1,673	126	—	582,917	(27)	(6)	(22)	—	(55)	—	0.4	17.5	—	—
Loan and other credit-related commitments	569,250	21,839	912	7	592,008	(143)	(139)	(43)	—	(325)	—	0.6	4.7	—	0.1
– personal	205,183	1,760	408	—	207,351	(12)	(1)	—	—	(13)	—	0.1	—	—	—
– corporate and commercial	251,478	19,034	503	7	271,022	(126)	(136)	(43)	—	(305)	0.1	0.7	8.5	—	0.1
– financial	112,589	1,045	1	—	113,635	(5)	(2)	—	—	(7)	—	0.2	—	—	—
Financial guarantees	20,884	2,334	297	3	23,518	(19)	(29)	(45)	—	(93)	0.1	1.2	15.2	—	0.4
– personal	920	3	4	—	927	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	15,011	2,053	288	3	17,355	(16)	(25)	(44)	—	(85)	0.1	1.2	15.3	—	0.5
– financial	4,953	278	5	—	5,236	(2)	(4)	(1)	—	(7)	—	1.4	20.0	—	0.1
At 31 Dec 2018	2,158,313	87,939	14,358	334	2,260,944	(1,476)	(2,284)	(5,157)	(194)	(9,111)	0.1	2.6	35.9	58.1	0.4

Stage 2 days past due analysis at 31 December 2018
	Gross carrying/nominal amount[1]			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]	Stage 2	1 to 29 DPD[3]	30 and > DPD[3]
	$m	$m	$m	$m	$m	$m	%	%	%
Loans and advances to customers at amortised cost	61,786	2,554	1,914	(2,108)	(204)	(254)	3.4	8.0	13.3
– personal	15,075	1,807	1,383	(1,265)	(165)	(220)	8.4	9.1	15.9
– corporate and commercial	44,779	737	485	(812)	(39)	(34)	1.8	5.3	7.0
– non-bank financial institutions	1,932	10	46	(31)	—	—	1.6	—	—
Loans and advances to banks at amortised cost	307	—	—	(2)	—	—	0.7	—	—
Other financial assets measured at amortised cost	1,673	10	26	(6)	—	—	0.4	—	—

1	Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

2	Purchased or originated credit-impaired ('POCI').

3	Days past due ('DPD'). Up-to-date accounts in Stage 2 are not shown in amounts presented above.
Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represents the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the Group’s lending portfolio.

20	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	1,511,839	(1,449)	86,241	(2,278)	14,232	(5,135)	334	(194)	1,612,646	(9,056)
Transfers of financial instruments	(30,224)	(399)	26,379	845	3,845	(446)	—	—	—	—
– transfers from stage 1 to stage 2	(77,755)	353	77,755	(353)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	48,061	(768)	(48,061)	768	—	—	—	—	—	—
– transfers to stage 3	(825)	50	(3,906)	497	4,731	(547)	—	—	—	—
– transfers from stage 3	295	(34)	591	(67)	(886)	101	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	506	—	(498)	—	(91)	—	—	—	(83)
New financial assets originated or purchased	378,176	(404)	—	—	—	—	99	(21)	378,275	(425)
Assets derecognised (including final repayments)	(260,857)	86	(14,700)	346	(2,017)	537	(23)	10	(277,597)	979
Changes to risk parameters – further lending/repayments	(33,379)	218	(65)	116	584	(89)	16	16	(32,844)	261
Changes in risk parameters – credit quality	—	(87)	—	(923)	—	(1,922)	—	(38)	—	(2,970)
Changes to model used for ECL calculation	—	(2)	—	1	—	3	—	—	—	2
Assets written off	—	—	—	—	(1,927)	1,927	(54)	54	(1,981)	1,981
Credit-related modifications that resulted in derecognition	—	—	—	—	(211)	111	—	—	(211)	111
Foreign exchange	(27,078)	38	(1,688)	52	(336)	108	(8)	5	(29,110)	203
Others	(842)	12	656	4	3	(3)	13	(2)	(170)	11
At 30 Sep 2019	1,537,635	(1,481)	96,823	(2,335)	14,173	(5,000)	377	(170)	1,649,008	(8,986)
ECL income statement change for the period		317		(958)		(1,562)		(33)		(2,236)
Recoveries										290
Others										(37)
Total ECL income statement change for the period										(1,983)

	At 30 Sep 2019		Nine months ended 30 Sep 2019
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,649,008	(8,986)	(1,983)
Other financial assets measured at amortised cost	623,938	(108)	(27)
Non-trading reverse purchase agreement commitments	94,860	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,367,806	(9,094)	(2,010)
Debt instruments measured at FVOCI	343,960	(95)	(13)
Total allowance for ECL/total income statement ECL change for the period	n/a	(9,189)	(2,023)
As shown in the above table, the allowance for ECL for loans and advances to customers and banks and relevant loan commitments and financial guarantees decreased $70m during the period from $9,056m at 31 December 2018 to $8,986m at 30 September 2019.
This decrease was primarily driven by:

•	$815m relating to volume movements, which included the ECL allowance associated with new originations, assets derecognised and further lending/repayments;

•	$1,981m of assets written off; and

•	foreign exchange and all other movements of $327m.
These decreases were partly offset by increases of:

•	$2,970m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stages; and

•	$83m relating to the net remeasurement impact of stage transfers.
The ECL charge for the period of $2,236m presented in the above table consisted of $2,970m relating to underlying credit quality changes, including the credit quality impact of financial instruments transferring between stage and $83m relating to the net remeasurement impact of stage transfers. This was partly offset by $815m relating to underlying net book volume movements and $2m in changes to models used for ECL calculation.

HSBC Holdings plc Earnings Release 3Q19	21

Earnings Release – 3Q19

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2018	1,446,857	(1,469)	102,032	(2,406)	15,083	(5,722)	1,042	(242)	1,565,014	(9,839)
Transfers of financial instruments	(8,747)	(685)	3,582	1,185	5,165	(500)	—	—	—	—
– transfers from stage 1 to stage 2	(84,181)	319	84,181	(319)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	77,325	(999)	(77,325)	999	—	—	—	—	—	—
– transfers to stage 3	(2,250)	35	(4,439)	607	6,689	(642)	—	—	—	—
– transfers from stage 3	359	(40)	1,165	(102)	(1,524)	142	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	620	—	(605)	—	(103)	—	—	—	(88)
Net new lending and further lending/repayments	126,868	(512)	(16,162)	564	(2,902)	733	(587)	42	107,217	827
Changes in risk parameters – credit quality	—	423	—	(1,087)	—	(2,238)	—	(51)	—	(2,953)
Changes to models used for ECL calculation	—	—	—	—	—	—	—	—	—	—
Assets written off	—	—	—	—	(2,568)	2,552	(1)	1	(2,569)	2,553
Foreign exchange	(52,983)	76	(2,863)	99	(636)	232	(26)	6	(56,508)	413
Other	(156)	98	(348)	(28)	90	(89)	(94)	50	(508)	31
At 31 Dec 2018	1,511,839	(1,449)	86,241	(2,278)	14,232	(5,135)	334	(194)	1,612,646	(9,056)
ECL income statement change for the period		531		(1,128)		(1,608)		(9)		(2,214)
Recoveries										408
Others										(87)
Total ECL income statement change for the period										(1,893)

	At 31 Dec 2018		12 months ended 31 Dec 2018
	Gross carrying/nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,612,646	(9,056)	(1,893)
Other financial assets measured at amortised cost	582,917	(55)	21
Non-trading reverse purchase agreement commitments	65,381	—	—
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	2,260,944	(9,111)	(1,872)
Debt instruments measured at FVOCI	343,110	(84)	105
Total allowance for ECL/total income statement ECL charge for the period	n/a	(9,195)	(1,767)

1
The 31 December 2018 comparative ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers‘ disclosure presents ‘New financial assets originated or purchased’, ‘Assets derecognised (including final repayments)’ and ‘Changes to risk parameters – further lending/repayments’ under ‘Net new lending and further lending/repayments’. To provide greater granularity, these amounts have been separately presented in the 30 September 2019 disclosure. The 31 December 2018 total ECL income statement change of $1,893m is attributable to $1,030m for the nine months ended 30 September 2018 and $863m for the three months ended 31 December 2018.

22	HSBC Holdings plc Earnings Release 3Q19

Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	297,169	6,457	2,996	306,622	(43)	(67)	(412)	(522)
– of which: interest only (including offset)	29,699	1,603	342	31,644	(6)	(16)	(83)	(105)
– affordability (including US adjustable rate mortgages)	14,357	763	521	15,641	(4)	(3)	(8)	(15)
Other personal lending	98,363	8,550	1,759	108,672	(537)	(1,209)	(773)	(2,519)
– other	75,312	4,678	1,189	81,179	(231)	(472)	(481)	(1,184)
– credit cards	20,764	3,728	507	24,999	(299)	(724)	(275)	(1,298)
– second lien residential mortgages	772	89	55	916	(1)	(6)	(11)	(18)
– motor vehicle finance	1,515	55	8	1,578	(6)	(7)	(6)	(19)
At 30 Sep 2019	395,532	15,007	4,755	415,294	(580)	(1,276)	(1,185)	(3,041)
By geography
Europe	171,537	6,537	2,112	180,186	(108)	(510)	(483)	(1,101)
– of which: UK	140,072	5,223	1,418	146,713	(100)	(481)	(275)	(856)
Asia	171,814	5,263	752	177,829	(214)	(325)	(177)	(716)
– of which: Hong Kong	117,267	2,589	243	120,099	(85)	(205)	(43)	(333)
MENA	5,536	261	383	6,180	(58)	(63)	(252)	(373)
North America	40,054	1,954	1,236	43,244	(54)	(104)	(138)	(296)
Latin America	6,591	992	272	7,855	(146)	(274)	(135)	(555)
At 30 Sep 2019	395,532	15,007	4,755	415,294	(580)	(1,276)	(1,185)	(3,041)

By portfolio
First lien residential mortgages	284,103	6,286	2,944	293,333	(41)	(62)	(432)	(535)
– of which: interest only (including offset)	31,874	1,324	338	33,536	(3)	(13)	(92)	(108)
– affordability (including US adjustable rate mortgages)	16,110	1,065	507	17,682	(3)	(4)	(5)	(12)
Other personal lending	90,578	8,789	1,637	101,004	(493)	(1,203)	(716)	(2,412)
– other	67,196	4,400	1,121	72,717	(214)	(435)	(465)	(1,114)
– credit cards	20,932	4,259	453	25,644	(272)	(756)	(233)	(1,261)
– second lien residential mortgages	1,022	100	57	1,179	(2)	(9)	(13)	(24)
– motor vehicle finance	1,428	30	6	1,464	(5)	(3)	(5)	(13)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)
By geography
Europe	169,782	5,731	2,051	177,564	(105)	(453)	(450)	(1,008)
– of which: UK	139,237	4,308	1,315	144,860	(93)	(421)	(219)	(733)
Asia	155,661	5,413	693	161,767	(207)	(353)	(180)	(740)
– of which: Hong Kong	104,909	2,715	169	107,793	(71)	(220)	(39)	(330)
MENA	5,565	350	411	6,326	(61)	(70)	(263)	(394)
North America	38,283	2,552	1,186	42,021	(29)	(90)	(142)	(261)
Latin America	5,390	1,029	240	6,659	(132)	(299)	(113)	(544)
At 31 Dec 2018	374,681	15,075	4,581	394,337	(534)	(1,265)	(1,148)	(2,947)

HSBC Holdings plc Earnings Release 3Q19	23

Earnings Release – 3Q19

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	476,420	53,032	8,202	367	538,021	(677)	(878)	(3,675)	(170)	(5,400)
– agriculture, forestry and fishing	5,835	744	269	2	6,850	(16)	(32)	(135)	(1)	(184)
– mining and quarrying	10,982	2,848	273	12	14,115	(25)	(65)	(115)	(7)	(212)
– manufacture	92,424	12,161	1,632	163	106,380	(139)	(210)	(803)	(90)	(1,242)
– electricity, gas, steam and air-conditioning supply	12,351	1,547	151	—	14,049	(14)	(38)	(22)	—	(74)
– water supply, sewerage, waste management and remediation	2,823	451	27	—	3,301	(6)	(3)	(18)	—	(27)
– construction	11,094	3,313	845	65	15,317	(18)	(48)	(472)	(64)	(602)
– wholesale and retail trade, repair of motor vehicles and motorcycles	84,317	11,570	1,784	16	97,687	(108)	(116)	(990)	(7)	(1,221)
– transportation and storage	22,054	2,161	482	32	24,729	(46)	(36)	(112)	—	(194)
– accommodation and food	20,126	3,608	253	1	23,988	(47)	(42)	(72)	(1)	(162)
– publishing, audiovisual and broadcasting	21,915	1,400	123	—	23,438	(40)	(23)	(26)	—	(89)
– real estate	118,481	6,428	1,255	1	126,165	(107)	(102)	(438)	—	(647)
– professional, scientific and technical activities	21,521	1,965	350	—	23,836	(30)	(35)	(129)	—	(194)
– administrative and support services	21,430	2,865	413	75	24,783	(23)	(44)	(174)	—	(241)
– public administration and defence, compulsory social security	1,363	245	—	—	1,608	(1)	(10)	—	—	(11)
– education	1,464	185	39	—	1,688	(8)	(6)	(8)	—	(22)
– health and care	3,869	576	104	—	4,549	(10)	(20)	(33)	—	(63)
– arts, entertainment and recreation	2,362	238	25	—	2,625	(7)	(9)	(9)	—	(25)
– other services	12,789	474	171	—	13,434	(27)	(25)	(114)	—	(166)
– activities of households	638	65	—	—	703	—	—	—	—	—
– extra-territorial organisations and bodies activities	1	—	—	—	1	—	—	—	—	—
– government	7,887	175	6	—	8,068	(5)	(1)	(5)	—	(11)
– asset-backed securities	694	13	—	—	707	—	(13)	—	—	(13)
Non-bank financial institutions	69,112	3,662	325	—	73,099	(45)	(21)	(74)	—	(140)
Loans and advances to banks	70,569	258	—	—	70,827	(27)	(1)	—	—	(28)
At 30 Sep 2019	616,101	56,952	8,527	367	681,947	(749)	(900)	(3,749)	(170)	(5,568)
By geography
Europe	189,113	20,006	4,451	143	213,713	(351)	(496)	(1,461)	(79)	(2,387)
– of which: UK	131,801	16,329	3,151	41	151,322	(285)	(433)	(911)	(29)	(1,658)
Asia	320,343	25,287	1,437	160	347,227	(226)	(209)	(1,018)	(40)	(1,493)
– of which: Hong Kong	194,794	16,694	670	57	212,215	(127)	(123)	(492)	(33)	(775)
MENA	26,094	2,565	1,885	53	30,597	(53)	(70)	(987)	(47)	(1,157)
North America	63,118	8,018	457	—	71,593	(41)	(89)	(114)	—	(244)
Latin America	17,433	1,076	297	11	18,817	(78)	(36)	(169)	(4)	(287)
At 30 Sep 2019	616,101	56,952	8,527	367	681,947	(749)	(900)	(3,749)	(170)	(5,568)

24	HSBC Holdings plc Earnings Release 3Q19

Total wholesale lending for loans and advances to banks and customers at amortised cost (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	481,262	44,779	8,212	324	534,577	(698)	(812)	(3,848)	(194)	(5,552)
– agriculture, forestry and fishing	5,361	1,102	236	2	6,701	(15)	(34)	(117)	(1)	(167)
– mining and quarrying	12,094	1,717	359	2	14,172	(29)	(51)	(94)	(2)	(176)
– manufacture	92,606	11,404	1,569	125	105,704	(132)	(156)	(791)	(83)	(1,162)
– electricity, gas, steam and air-conditioning supply	14,522	1,422	40	60	16,044	(18)	(60)	(15)	(54)	(147)
– water supply, sewerage, waste management and remediation	3,335	164	24	—	3,523	(5)	(2)	(17)	—	(24)
– construction	12,919	1,116	1,168	51	15,254	(27)	(41)	(524)	(44)	(636)
– wholesale and retail trade, repair of motor vehicles and motorcycles	83,751	12,225	1,652	37	97,665	(115)	(128)	(968)	(7)	(1,218)
– transportation and storage	23,327	1,825	351	38	25,541	(37)	(46)	(82)	(1)	(166)
– accommodation and food	19,385	1,889	270	3	21,547	(43)	(41)	(83)	(1)	(168)
– publishing, audiovisual and broadcasting	19,758	1,224	189	1	21,172	(42)	(16)	(84)	—	(142)
– real estate	116,132	5,985	1,115	1	123,233	(97)	(80)	(594)	—	(771)
– professional, scientific and technical activities	21,282	941	350	—	22,573	(29)	(29)	(113)	—	(171)
– administrative and support services	22,820	1,843	437	3	25,103	(41)	(48)	(166)	(1)	(256)
– public administration and defence, compulsory social security	1,425	30	8	—	1,463	(1)	(3)	(5)	—	(9)
– education	1,713	102	14	—	1,829	(11)	(7)	(6)	—	(24)
– health and care	3,710	457	141	—	4,308	(10)	(16)	(33)	—	(59)
– arts, entertainment and recreation	4,326	676	39	—	5,041	(9)	(9)	(15)	—	(33)
– other services	13,259	411	242	1	13,913	(31)	(31)	(140)	—	(202)
– activities of households	770	59	1	—	830	—	—	—	—	—
– extra-territorial organisations and bodies activities	49	3	7	—	59	—	—	(1)	—	(1)
– government	7,905	168	—	—	8,073	(6)	(1)	—	—	(7)
– asset-backed securities	813	16	—	—	829	—	(13)	—	—	(13)
Non-bank financial institutions	59,245	1,932	230	—	61,407	(44)	(31)	(51)	—	(126)
Loans and advances to banks	71,873	307	—	—	72,180	(11)	(2)	—	—	(13)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)
By geography
Europe	190,387	19,073	4,233	150	213,843	(366)	(529)	(1,598)	(102)	(2,595)
– of which: UK	133,004	15,370	2,928	8	151,310	(313)	(471)	(998)	—	(1,782)
Asia	314,591	17,729	1,736	92	334,148	(179)	(121)	(1,040)	(36)	(1,376)
– of which: Hong Kong	194,186	8,425	729	69	203,409	(99)	(54)	(413)	(35)	(601)
MENA	25,684	2,974	1,769	53	30,480	(73)	(77)	(974)	(46)	(1,170)
North America	62,631	6,928	314	—	69,873	(37)	(107)	(101)	—	(245)
Latin America	19,087	314	390	29	19,820	(98)	(11)	(186)	(10)	(305)
At 31 Dec 2018	612,380	47,018	8,442	324	668,164	(753)	(845)	(3,899)	(194)	(5,691)

HSBC Holdings plc Earnings Release 3Q19	25

Earnings Release – 3Q19

Capital adequacy

Key metrics (KM1/IFRS9–FL)
			At
			30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
Ref*		Footnotes	2019	2019	2019	2018	2018
	Available capital ($bn)	1
1	Common equity tier 1 (‘CET1’) capital		123.8	126.9	125.8	121.0	123.1
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		122.9	126.0	124.9	120.0	122.1
3	Tier 1 capital		149.7	152.8	151.8	147.1	149.3
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		148.8	151.9	150.9	146.1	148.3
5	Total capital		175.1	178.3	177.8	173.2	178.1
6	Total capital as if IFRS 9 transitional arrangements had not been applied		174.2	177.4	176.9	172.2	177.1
	Risk-weighted assets (‘RWAs’) ($bn)
7	Total RWAs		865.2	886.0	879.5	865.3	862.7
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		864.7	885.5	878.9	864.7	862.1
	Capital ratios (%)	1
9	CET1		14.3	14.3	14.3	14.0	14.3
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.2	14.2	14.2	13.9	14.2
11	Tier 1		17.3	17.2	17.3	17.0	17.3
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.2	17.2	17.2	16.9	17.2
13	Total capital		20.2	20.1	20.2	20.0	20.7
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.1	20.0	20.1	19.9	20.6
	Additional CET1 buffer requirements as a percentage of RWAs (%)
	Capital conservation buffer requirement		2.50	2.50	2.50	1.88	1.88
	Countercyclical buffer requirement		0.69	0.68	0.67	0.56	0.45
	Bank G-SIB and/or D-SIB additional requirements		2.00	2.00	2.00	1.50	1.50
	Total bank CET1 specific buffer requirements		5.19	5.18	5.17	3.94	3.83
	Total capital requirement (%)	2
	Total capital requirement		11.0	11.0	11.0	10.9	11.5
	CET1 available after meeting the bank’s minimum capital requirements		8.1	8.1	8.1	7.9	7.8
	Leverage ratio	3
15	Total leverage ratio exposure measure ($bn)		2,708.2	2,786.5	2,735.2	2,614.9	2,676.4
16	Leverage ratio (%)		5.4	5.4	5.4	5.5	5.4
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.4	5.3	5.4	5.5	5.4
	Liquidity coverage ratio (‘LCR’)	4
	Total high-quality liquid assets ($bn)		513.2	532.8	535.4	567.2	533.2
	Total net cash outflow ($bn)		378.0	391.0	374.8	368.7	334.1
	LCR ratio (%)		135.8	136.3	142.9	153.8	159.6

*	The references in this table and other tables within this section identify the lines prescribed in the relevant European Banking Authority (‘EBA’) template where applicable and where there is a value.

1
Capital figures and ratios at 30 September 2019 and 30 June 2019 are calculated in accordance with the revisions to the Capital Requirements Regulation (‘CRR II’) on a transitional basis. Prior period capital figures and ratios are reported under the Capital Requirements Regulation and Directive (‘CRD IV’) on a transitional basis.

2
Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the UK’s Prudential Regulation Authority (‘PRA’). The minimum requirements represent the total capital requirement to be met by CET1.

3
Leverage ratios at 30 September 2019 and 30 June 2019 are calculated using the CRR II end point basis for additional tier 1 capital. Prior period leverage ratios are calculated using the CRD IV end point basis for capital.

4
The EU’s regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures. LCR is calculated as at the end of each period rather than using average values. For further details, refer to page 68 of the Interim Report 2019.

We have adopted the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, including paragraph four within article 473a of the Capital Requirements Regulation, published by the European Union (‘EU’) on 27 December 2017. These transitional arrangements permit banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The proportion that banks may add back starts at 95% in 2018, and reduces to 25% by 2022. The impact of IFRS 9 on loan loss allowances is defined as:

•	the increase in loan loss allowances on day one of IFRS 9 adoption; and

•	any subsequent increase in expected credit losses (‘ECL’) in the non-credit-impaired book thereafter.
The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses. Any add-back must be tax affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs.
In the current period, the add-back to the capital base amounted to $1.0bn under the STD approach with a tax impact of $0.2bn and a capital deduction threshold impact of $0.1bn. This resulted in a net add-back of $0.9bn.

26	HSBC Holdings plc Earnings Release 3Q19

Capital

Own funds disclosure
		At
		30 Sep	30 Jun
		2019	2019
Ref		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	159,771	161,348
28	Total regulatory adjustments to common equity tier 1	(35,980)	(34,399)
29	Common equity tier 1 capital	123,791	126,949
36	Additional tier 1 capital before regulatory adjustments	25,946	25,938
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	25,886	25,878
45	Tier 1 capital	149,677	152,827
51	Tier 2 capital before regulatory adjustments	26,725	26,625
57	Total regulatory adjustments to tier 2 capital	(1,279)	(1,193)
58	Tier 2 capital	25,446	25,432
59	Total capital	175,123	178,259
At 30 September 2019, our common equity tier 1 (‘CET1’) capital ratio remained unchanged from 30 June 2019 at 14.3%.
Our CET1 capital decreased by $3.2bn during the quarter, mainly as a result of:

•	foreign currency translation differences of $2.6bn;

•	a provision of $1.0bn for share buy-backs; and

•	other movements totalling $1.1bn, including a $0.5bn increase in the deduction for significant investments.
These decreases were partly offset by capital generation of $1.6bn through profits, net of cash and scrip dividends.

Leverage

Leverage ratio
			At
			30 Sep	30 Jun
			2019	2019
Ref		Footnotes	$bn	$bn
20	Tier 1 capital		146.2	149.3
21	Total leverage ratio exposure		2,708.2	2,786.5
			%	%
22	Leverage ratio		5.4	5.4
EU-23	Choice of transitional arrangements for the definition of the capital measure		Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	1	2,570.7	2,550.1
			%	%
	UK leverage ratio – quarterly average	1	5.7	5.8
	UK leverage ratio – quarter end	1	5.8	5.8

1	UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework and excludes qualifying central bank balances from the calculation of exposure.
Our leverage ratio calculated in accordance with the Capital Requirements Regulation was 5.4% at 30 September 2019, unchanged from 30 June 2019. The decrease in total leverage ratio exposure was primarily due to the impact of foreign currency translation differences on balance sheet exposure and a fall in securities financing transactions.
At 30 September 2019, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translated into capital values of $17.6bn and $6.0bn respectively. We exceeded these leverage requirements.

HSBC Holdings plc Earnings Release 3Q19	27

Earnings Release – 3Q19

Risk-weighted assets

Overview of RWAs (OV1)
			30 Sep	30 Jun	30 Sep
			2019	2019	2019
			RWAs	RWAs	Capital requirement[1]
Ref		Footnotes	$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)		636.6	657.3	50.9
2	– standardised approach		129.3	134.8	10.3
3	– foundation internal ratings based (‘IRB’) approach		31.0	31.1	2.5
4	– advanced IRB approach		476.3	491.4	38.1
6	Counterparty credit risk		49.6	50.5	3.9
7	– mark-to-market		23.4	26.8	1.9
10	– internal model method (‘IMM’)		20.4	17.4	1.6
11	– risk exposure amount for contributions to the default fund of a central counterparty		0.5	0.5	—
12	– credit valuation adjustment		5.3	5.8	0.4
13	Settlement risk		0.2	0.1	—
14	Securitisation exposures in the non-trading book		6.9	7.4	0.6
15	– IRB method		2.2	2.5	0.2
17	– IRB internal assessment approach		1.0	1.2	0.1
18	– standardised approach		1.3	2.0	0.1
14a	– exposures subject to the new securitisation framework	2	2.4	1.7	0.2
19	Market risk		36.9	34.8	2.9
20	– standardised approach		8.1	4.3	0.6
21	– internal models approach (‘IMA’)		28.8	30.5	2.3
23	Operational risk		91.1	91.1	7.3
25	– standardised approach		91.1	91.1	7.3
27	Amounts below the thresholds for deduction (subject to 250% risk weight)		43.9	44.8	3.5
29	Total		865.2	886.0	69.1

1	‘Capital requirement’ in this and subsequent tables represents the minimum capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.

2
On 1 January 2019, a new securitisation framework came into force in the EU for new transactions. Existing positions are subject to ‘grandfathering’ provisions and will transfer to the new framework on 1 January 2020. Our exposures subject to the approaches under the new framework at 30 September 2019 include $551m under the external ratings-based approach, $1,065m under the internal assessment approach, and $745m under the standardised approach.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	100.1	292.9	166.8	13.2	114.4	687.4
Counterparty credit risk	—	—	48.3	0.2	1.3	49.8
Market risk	—	—	30.8	—	6.1	36.9
Operational risk	27.8	24.4	30.9	2.8	5.2	91.1
At 30 Sep 2019	127.9	317.3	276.8	16.2	127.0	865.2

RWAs by geographical region
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		210.3	293.2	47.8	105.0	31.1	687.4
Counterparty credit risk		28.2	10.4	1.4	8.2	1.6	49.8
Market risk	1	29.1	21.6	1.6	6.2	2.1	36.9
Operational risk		27.4	39.5	6.7	11.7	5.8	91.1
At 30 Sep 2019		295.0	364.7	57.5	131.1	40.6	865.2

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

28	HSBC Holdings plc Earnings Release 3Q19

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2019	129.0	327.6	252.2	16.5	125.9	34.8	886.0
Asset size	2.3	2.4	(0.2)	(0.2)	(3.7)	2.4	3.0
Asset quality	0.2	1.5	2.7	(0.1)	0.4	0.2	4.9
Model updates	(0.5)	(0.2)	(0.8)	—	—	—	(1.5)
Methodology and policy	(1.2)	(7.7)	(4.6)	0.1	(0.5)	(0.5)	(14.4)
Foreign exchange movements	(1.9)	(6.3)	(3.3)	(0.1)	(1.2)	—	(12.8)
Total RWA movement	(1.1)	(10.3)	(6.2)	(0.3)	(5.0)	2.1	(20.8)
RWAs at 30 Sep 2019	127.9	317.3	246.0	16.2	120.9	36.9	865.2

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	North America	Latin America	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2019	280.8	351.0	55.9	124.9	38.6	34.8	886.0
Asset size	0.6	0.6	0.1	(0.5)	(0.2)	2.4	3.0
Asset quality	0.7	0.5	(0.1)	1.3	2.3	0.2	4.9
Model updates	(1.0)	(0.5)	—	—	—	—	(1.5)
Methodology and policy	(8.1)	(5.1)	(0.2)	(0.5)	—	(0.5)	(14.4)
Foreign exchange movements	(7.1)	(3.4)	0.2	(0.3)	(2.2)	—	(12.8)
Total RWA movement	(14.9)	(7.9)	—	—	(0.1)	2.1	(20.8)
RWAs at 30 Sep 2019	265.9	343.1	55.9	124.9	38.5	36.9	865.2
RWAs
Risk-weighted assets (‘RWAs’) fell by $20.8bn during 3Q19, including a reduction of $12.8bn due to foreign currency translation differences. The $8.0bn decrease (excluding foreign currency translation differences) comprised reductions of $14.4bn due to methodology and policy changes and $1.5bn due to model updates, partly offset by growth of $4.9bn from changes in asset quality and of $3.0bn from asset size.
Asset size
The $3.0bn increase due to asset size movements was driven by lending growth of $2.4bn in CMB and $2.3bn in RBWM, primarily in North America, Asia and Europe, and a $2.4bn increase in market risk levels. This growth was partly offset by a $3.7bn fall in RWAs within Corporate Centre, mainly in Asia.
Asset quality
The $4.9bn increase as a result of changes in asset quality mainly comprised a $2.4bn increase due to the impact of the credit downgrade of Argentina, and a $2.4bn rise in Europe and North America due to changes in the portfolio mix of GB&M assets.
Model updates
The $1.5bn reduction in RWAs from model updates included the effect of extending counterparty credit risk models to GB&M exposures in France, and updates to UK retail models and to corporate models in Asia.
Methodology and policy
The $14.4bn fall in RWAs due to methodology and policy changes was mainly due to risk parameter refinements and improved collateral recognition, which reduced RWAs by $7.0bn, and a change to our best estimate of expected loss on corporate exposures, which reduced RWAs by $6.3bn, primarily in CMB’s UK portfolio.

RWA flow statements of credit risk exposures under IRB approach[1] (CR8)
		RWAs	Capital requirement
Ref		$bn	$bn
1	RWAs at 1 Jul 2019	522.5	41.8
2	Asset size	0.8	0.1
3	Asset quality	4.4	0.4
4	Model updates	(0.5)	—
5	Methodology and policy	(9.9)	(0.9)
7	Foreign exchange movements	(10.0)	(0.8)
9	RWAs at 30 Sep 2019	507.3	40.6

1	Securitisation positions are not included in this table.
RWAs under the IRB approach fell by $15.2bn during 3Q19, including a decrease of $10.0bn due to foreign currency translation differences. The $5.2bn reduction (excluding foreign currency translation differences) was primarily due to methodology and policy-driven decreases of $9.9bn, partly offset by asset quality growth of $4.4bn.

HSBC Holdings plc Earnings Release 3Q19	29

Earnings Release – 3Q19

Asset quality
The $4.4bn growth in RWAs from asset quality included a $1.6bn increase due to the impact of the credit downgrade of Argentina and a $2.4bn rise due to changes in the portfolio mix of GB&M assets.
Methodology and policy
The $9.9bn decrease from methodology and policy changes primarily comprised a reduction in RWAs of $6.3bn from a change to our best estimate of expected loss on corporate exposures and reductions due to risk parameter refinements.

RWA flow statements of counterparty credit risk exposures under the IMM (CCR7)
		RWAs	Capital requirement
Ref		$bn	$bn
1	RWAs at 1 Jul 2019	21.5	1.7
2	Asset size	0.7	0.1
4	Model updates	2.8	0.2
9	RWAs at 30 Sep 2019	25.0	2.0
RWAs under the IMM grew by $3.5bn in 3Q19 due to the extension of counterparty credit models to France of $2.8bn, and asset size increases of $0.7bn.

RWA flow statements of market risk exposures under the IMA (MR2–B)
		VaR	Stressed VaR	IRC	Other	Total RWAs	Capital requirement
Ref		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jul 2019	6.5	9.4	11.1	3.5	30.5	2.4
2	Movement in risk levels	(0.4)	(0.6)	(0.5)	0.3	(1.2)	(0.1)
4	Methodology and policy	(0.1)	(0.2)	—	(0.2)	(0.5)	—
8	RWAs at 30 Sep 2019	6.0	8.6	10.6	3.6	28.8	2.3
RWAs under the IMA decreased by $1.7bn, comprising reductions in risk levels of $1.2bn, and decreases due to methodology and policy changes of $0.5bn. The reduction in risk levels was largely caused by a $1.2bn decrease in modelled RWAs as a result of decreased debt securities exposures in Europe and North America.

Minimum requirement for own funds and eligible liabilities
From 1 January 2019, a requirement was introduced for total loss-absorbing capacity (‘TLAC’), as defined in the final standards adopted by the Financial Stability Board. In the EU, TLAC requirements were implemented via CRR II, which came into force in June 2019 and included a new framework on minimum requirement for own funds and eligible liabilities (‘MREL’).
MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. The new framework is complemented by disclosure requirements. As the specific EU format is yet to be agreed, the disclosures are based on the formats provided in the Basel Committee Standards for Pillar 3 disclosures.
In line with our existing structure and business model, we have three resolution groups – namely the European resolution group, the Asian resolution group and the US resolution group. Smaller entities outside these resolution groups can be separately resolved.
The following table summarises key metrics for each of the Group’s three resolution groups.

30	HSBC Holdings plc Earnings Release 3Q19

Key metrics of the resolution groups (KM2)
		Resolution groups
		European[1]		Asian[2]		US3
		At 30 Sep 2019	At 30 Jun 2019	At 30 Sep 2019	At 30 Jun 2019	At 30 Sep 2019	At 30 Jun 2019
1	Total loss absorbing capacity ('TLAC') available ($m)	95,474	97,256	97,244	97,040	30,184	31,739
1a	Fully loaded ECL accounting model TLAC available ($m)	95,282	97,055	97,244	97,040	N/A	N/A
2	Total RWAs at the level of the resolution group ($m)	316,766	321,149	370,590	371,100	139,016	140,762
3	TLAC as a percentage of RWA (row1/row2) (%)	30.1	30.3	26.2	26.1	21.7	22.5
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	30.1	30.2	26.2	26.1	N/A	N/A
4	Leverage exposure measure at the level of the resolution group ($m)	1,132,679	1,176,134	1,024,554	1,041,168	372,556	362,621
5	TLAC as a percentage of leverage exposure measure (row1/row4) (%)	8.4	8.3	9.5	9.3	8.1	8.8
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)	8.4	8.3	9.5	9.3	N/A	N/A
6a	Does the subordination exemption in the antepenultimate paragraph of section 11 of the FSB TLAC term sheet apply?	No	No	No	No	No	No
6b	Does the subordination exemption in the penultimate paragraph of section 11 of the FSB TLAC term sheet apply?	No	No	No	No	No	No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised as external TLAC if no cap was applied (%)
		N/A	N/A	N/A	N/A	N/A	N/A

1
The European resolution group reports in accordance with the applicable provisions of the Capital Requirements Regulation as amended by
CRR II. Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.

2	Reporting for the Asian resolution group follows the Hong Kong Monetary Authority regulatory rules. IFRS 9 has been implemented but no regulatory transitional arrangements apply.

3
Reporting for the US resolution group is prepared in accordance with local regulatory rules. The US accounting standard for current expected credit losses corresponding to IFRS 9 is not yet effective. Leverage exposure and ratio are calculated under the US supplementary leverage ratio rules.

Disclosure of the main features of capital and other loss absorbing instruments for the resolution groups is published on our website, www.hsbc.com/investors/fixed-income-investors/regulatory-capital-securities.
For further details on the Group’s MREL and resolution groups, refer to page 40 of the Group’s Pillar 3 Disclosures at 30 June 2019 document.

HSBC Holdings plc Earnings Release 3Q19	31

Earnings Release – 3Q19

Summary information – global businesses

HSBC adjusted profit before tax
		Nine months ended 30 Sep 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income before change in expected credit losses and other credit impairment charges	1	17,547	11,607	11,176	1,396	36	41,762
of which: net interest income/(expense)		12,339	8,461	4,224	662	(2,760)	22,926
Change in expected credit losses and other credit impairment (charges)/recoveries		(989)	(907)	(121)	(25)	19	(2,023)
Net operating income		16,558	10,700	11,055	1,371	55	39,739
Total operating expenses		(10,472)	(5,043)	(6,990)	(1,052)	(154)	(23,711)
Operating profit/(loss)		6,086	5,657	4,065	319	(99)	16,028
Share of profit in associates and joint ventures		51	—	—	—	1,785	1,836
Adjusted profit before tax		6,137	5,657	4,065	319	1,686	17,864
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		34.3	31.7	22.8	1.8	9.4	100.0
Adjusted cost efficiency ratio		59.7	43.4	62.5	75.4	427.8	56.8

		Nine months ended 30 Sep 2018
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	16,293	10,792	11,986	1,334	(537)	39,868
of which: net interest income/(expense)		11,397	7,623	3,700	654	(1,407)	21,967
Change in expected credit losses and other credit impairment (charges)/recoveries		(797)	(274)	96	16	113	(846)
Net operating income		15,496	10,518	12,082	1,350	(424)	39,022
Total operating expenses		(9,856)	(4,707)	(6,886)	(1,070)	(584)	(23,103)
Operating profit		5,640	5,811	5,196	280	(1,008)	15,919
Share of profit in associates and joint ventures		21	—	—	—	1,874	1,895
Adjusted profit before tax		5,661	5,811	5,196	280	866	17,814
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		31.8	32.6	29.2	1.6	4.9	100.0
Adjusted cost efficiency ratio		60.5	43.6	57.5	80.2	(108.8)	57.9
For footnotes, see page 32.

32	HSBC Holdings plc Earnings Release 3Q19

HSBC adjusted profit before tax (continued)
		Quarter ended 30 Sep 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	5,628	3,791	3,470	472	(94)	13,267
of which: net interest income/(expense)		4,184	2,808	1,363	221	(890)	7,686
Change in expected credit losses and other credit impairment (charges)/recoveries		(449)	(413)	(26)	(6)	11	(883)
Net operating income/(expense)		5,179	3,378	3,444	466	(83)	12,384
Total operating expenses		(3,491)	(1,746)	(2,203)	(343)	235	(7,548)
Operating profit		1,688	1,632	1,241	123	152	4,836
Share of profit in associates and joint ventures		8	—	—	—	504	512
Adjusted profit before tax		1,696	1,632	1,241	123	656	5,348
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		31.7	30.5	23.2	2.3	12.3	100.0
Adjusted cost efficiency ratio		62.0	46.1	63.5	72.7	250.0	56.9

		Quarter ended 30 Jun 2019
Net operating income before change in expected credit losses and other credit impairment charges	1	5,869	3,839	3,592	471	110	13,881
of which: net interest income/(expense)		4,133	2,814	1,424	224	(925)	7,670
Change in expected credit losses and other credit impairment (charges)/recoveries		(231)	(244)	(56)	(16)	2	(545)
Net operating income		5,638	3,595	3,536	455	112	13,336
Total operating expenses		(3,475)	(1,616)	(2,353)	(357)	(150)	(7,951)
Operating profit/(loss)		2,163	1,979	1,183	98	(38)	5,385
Share of profit in associates and joint ventures		32	—	—	—	684	716
Adjusted profit before tax		2,195	1,979	1,183	98	646	6,101
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		36.0	32.4	19.4	1.6	10.6	100.0
Adjusted cost efficiency ratio		59.2	42.1	65.5	75.8	136.4	57.3

		Quarter ended 30 Sep 2018
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	5,624	3,653	4,070	427	(288)	13,486
of which: net interest income/(expense)		4,008	2,637	1,315	218	(686)	7,492
Change in expected credit losses and other credit impairment (charges)/recoveries		(283)	(237)	(8)	11	28	(489)
Net operating income/(expense)		5,341	3,416	4,062	438	(260)	12,997
Total operating expenses		(3,273)	(1,579)	(2,297)	(345)	7	(7,487)
Operating profit/(loss)		2,068	1,837	1,765	93	(253)	5,510
Share of profit in associates and joint ventures		4	—	—	—	578	582
Adjusted profit before tax		2,072	1,837	1,765	93	325	6,092
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		34.0	30.2	29.0	1.5	5.3	100.0
Adjusted cost efficiency ratio		58.2	43.2	56.4	80.8	2.4	55.5

1	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

HSBC Holdings plc Earnings Release 3Q19	33

Earnings Release – 3Q19

Global Private Banking – reported client assets[1]
	Quarter ended
	30 Sep	30 Jun	30 Sep
	2019	2019	2018
	$bn	$bn	$bn
Opening balance	341	335	330
Net new money	5	4	2
Value change	(2)	1	(3)
Disposals	—	—	—
Exchange and other	(6)	1	(3)
Closing balance	338	341	326

Global Private Banking – reported client assets by geography[1]
		Quarter ended
		30 Sep	30 Jun	30 Sep
		2019	2019	2018
	Footnotes	$bn	$bn	$bn
Europe		155	160	158
Asia		143	143	129
North America		40	38	39
Latin America		—	—	—
Middle East	2	—	—	—
Closing balance		338	341	326

1
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.

2	‘Middle East’ is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.

34	HSBC Holdings plc Earnings Release 3Q19

Summary information – geographical regions

HSBC reported profit/(loss) before tax
	Nine months ended 30 Sep 2019
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,251	12,394	1,349	2,461	1,546	807	22,808
Net fee income	2,744	4,105	491	1,347	398	—	9,085
Net income from financial instruments held for trading or managed on a fair value basis	2,995	3,660	252	652	597	(279)	7,877
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,262	1,082	—	—	(26)	—	2,318
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	1,051	15	—	24	55	(528)	617
Other income/(expense)[1]	1,178	1,918	854	500	9	(4,437)	22
Net operating income before change in expected credit losses and other credit impairment charges[2]	13,481	23,174	2,946	4,984	2,579	(4,437)	42,727
Change in expected credit losses and other credit impairment charges	(810)	(542)	(65)	(140)	(466)	—	(2,023)
Net operating income	12,671	22,632	2,881	4,844	2,113	(4,437)	40,704
Total operating expenses	(13,633)	(9,795)	(1,052)	(3,799)	(1,454)	4,437	(25,296)
Operating profit/(loss)	(962)	12,837	1,829	1,045	659	—	15,408
Share of profit in associates and joint ventures	18	1,594	212	—	12	—	1,836
Profit/(loss) before tax	(944)	14,431	2,041	1,045	671	—	17,244
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(5.5)	83.7	11.8	6.1	3.9		100.0
Cost efficiency ratio	101.1	42.3	35.7	76.2	56.4		59.2

	Nine months ended 30 Sep 2018
Net interest income	5,212	11,976	1,332	2,632	1,450	178	22,780
Net fee income	3,086	4,477	463	1,397	370	—	9,793
Net income from financial instruments held for trading or managed on a fair value basis	3,048	3,070	197	651	523	(4)	7,485
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(36)	(14)	—	—	6	—	(44)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	696	(26)	2	30	17	(178)	541
Other income/(expense)[1]	1,702	2,418	25	442	(247)	(3,810)	530
Net operating income before change in expected credit losses and other credit impairment charges[2]	13,708	21,901	2,019	5,152	2,119	(3,814)	41,085
Change in expected credit losses and other credit impairment (charges)/recoveries	(187)	(405)	(203)	264	(383)	—	(914)
Net operating income	13,521	21,496	1,816	5,416	1,736	(3,814)	40,171
Total operating expenses	(12,798)	(9,263)	(1,009)	(4,907)	(1,352)	3,814	(25,515)
Operating profit	723	12,233	807	509	384	—	14,656
Share of profit in associates and joint ventures	21	1,606	351	—	—	—	1,978
Profit before tax	744	13,839	1,158	509	384	—	16,634
	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.5	83.2	6.9	3.1	2.3		100.0
Cost efficiency ratio	93.4	42.3	50.0	95.2	63.8		62.1
For footnotes, see page 36.

HSBC Holdings plc Earnings Release 3Q19	35

Earnings Release – 3Q19

HSBC reported profit/(loss) before tax (continued)
	Quarter ended 30 Sep 2019
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	942	4,212	452	776	470	716	7,568
Net fee income	875	1,340	165	444	137	—	2,961
Net income from financial instruments held for trading or managed on a fair value basis	1,158	1,308	77	240	194	(431)	2,546
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	206	(35)	—	—	(49)	—	122
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	455	1	(1)	9	(20)	(284)	160
Other income/(expense)[1]	593	889	10	150	(53)	(1,591)	(2)
Net operating income before change in expected credit losses and other credit impairment charges[2]	4,229	7,715	703	1,619	679	(1,590)	13,355
Change in expected credit losses and other credit impairment charges	(274)	(282)	(16)	(80)	(231)	—	(883)
Net operating income	3,955	7,433	687	1,539	448	(1,590)	12,472
Total operating expenses	(4,389)	(3,305)	(358)	(1,240)	(445)	1,590	(8,147)
Operating profit/(loss)	(434)	4,128	329	299	3	—	4,325
Share of profit in associates and joint ventures	10	523	(24)	—	3	—	512
Profit/(loss) before tax	(424)	4,651	305	299	6	—	4,837
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(8.8)	96.2	6.3	6.2	0.1		100.0
Cost efficiency ratio	103.8	42.8	50.9	76.6	65.5		61.0

	Quarter ended 30 June 2019
Net interest income	1,785	4,186	460	832	568	(59)	7,772
Net fee income	958	1,356	167	479	138	—	3,098
Net income from financial instruments held for trading or managed on a fair value basis	630	1,143	71	194	188	224	2,450
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	309	169	—	—	8	—	486
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	305	6	2	13	28	(167)	187
Other income/(expense)[1]	660	780	841	171	(1)	(1,500)	951
Net operating income before change in expected credit losses and other credit impairment charges[2]	4,647	7,640	1,541	1,689	929	(1,502)	14,944
Change in expected credit losses and other credit impairment charges	(233)	(102)	(43)	(57)	(120)	—	(555)
Net operating income	4,414	7,538	1,498	1,632	809	(1,502)	14,389
Total operating expenses	(4,926)	(3,359)	(349)	(1,265)	(530)	1,502	(8,927)
Operating profit/(loss)	(512)	4,179	1,149	367	279	—	5,462
Share of profit in associates and joint ventures	6	595	122	—	9	—	732
Profit/(loss) before tax	(506)	4,774	1,271	367	288	—	6,194
	%	%	%	%	%		%
Share of HSBC’s profit before tax	(8.2)	77.2	20.5	5.9	4.6		100.0
Cost efficiency ratio	106.0	44.0	22.6	74.9	57.1		59.7
For footnotes, see page 36.

36	HSBC Holdings plc Earnings Release 3Q19

HSBC reported profit/(loss) before tax (continued)
	Quarter ended 30 Sep 2018
	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,685	4,155	468	885	411	76	7,680
Net fee income	976	1,338	143	467	102	—	3,026
Net income from financial instruments held for trading or managed on a fair value basis	1,122	1,089	50	195	139	7	2,602
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	105	65	—	—	8	—	178
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	272	(10)	3	11	7	(87)	196
Other income/(expense)[1]	677	752	(1)	182	(144)	(1,350)	116
Net operating income before change in expected credit losses and other credit impairment charges[2]	4,837	7,389	663	1,740	523	(1,354)	13,798
Change in expected credit losses and other credit impairment (charges)/recoveries	—	(289)	(100)	30	(148)	—	(507)
Net operating income	4,837	7,100	563	1,770	375	(1,354)	13,291
Total operating expenses	(4,206)	(3,153)	(323)	(1,303)	(335)	1,354	(7,966)
Operating profit	631	3,947	240	467	40	—	5,325
Share of profit in associates and joint ventures	3	512	82	—	—	—	597
Profit before tax	634	4,459	322	467	40	—	5,922
	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.7	75.3	5.4	7.9	0.7		100.0
Cost efficiency ratio	87.0	42.7	48.7	74.9	64.1		57.7

1
Other income in this context comprises where applicable changes in fair value of long-term debt and related derivatives, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

2	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

HSBC Holdings plc Earnings Release 3Q19	37

Earnings Release – 3Q19

Appendix – selected information
Analysis of significant items by global business, geographical regions and countries/territories is presented below.

Reconciliation of reported results to adjusted results – global businesses
		Nine months ended 30 Sep 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		17,434	11,598	11,143	1,396	1,156	42,727
Significant items		113	9	33	—	(1,120)	(965)
– customer redress programmes		109	9	—	—	—	118
– disposals, acquisitions and investment in new businesses		4	—	—	—	(827)	(823)
– fair value movement on financial instruments	2	—	—	33	—	(293)	(260)
Adjusted		17,547	11,607	11,176	1,396	36	41,762
ECL
Reported		(989)	(907)	(121)	(25)	19	(2,023)
Adjusted		(989)	(907)	(121)	(25)	19	(2,023)
Operating expenses
Reported		(11,605)	(5,089)	(7,156)	(1,006)	(440)	(25,296)
Significant items		1,133	46	166	(46)	286	1,585
– costs of structural reform	3	—	4	37	—	85	126
– customer redress programmes		1,083	15	—	—	—	1,098
– restructuring and other related costs		50	27	129	20	201	427
– settlements and provisions in connection with legal and regulatory matters		—	—	—	(66)	—	(66)
Adjusted		(10,472)	(5,043)	(6,990)	(1,052)	(154)	(23,711)
Share of profit in associates and joint ventures
Reported		51	—	—	—	1,785	1,836
Adjusted		51	—	—	—	1,785	1,836
Profit before tax
Reported		4,891	5,602	3,866	365	2,520	17,244
Significant items		1,246	55	199	(46)	(834)	620
– revenue		113	9	33	—	(1,120)	(965)
– operating expenses		1,133	46	166	(46)	286	1,585
Adjusted		6,137	5,657	4,065	319	1,686	17,864
Loans and advances to customers (net)
Reported		376,312	341,339	252,462	46,132	1,588	1,017,833
Adjusted		376,312	341,339	252,462	46,132	1,588	1,017,833
Customer accounts
Reported		655,592	353,037	295,900	61,464	7,748	1,373,741
Adjusted		655,592	353,037	295,900	61,464	7,748	1,373,741
For footnotes, see page 42.

38	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported results to adjusted results – global businesses (continued)
		Nine months ended 30 Sep 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		16,818	11,235	12,522	1,361	(851)	41,085
Currency translation		(532)	(399)	(466)	(27)	(90)	(1,514)
Significant items		7	(44)	(70)	—	404	297
– customer redress programmes		—	(46)	—	—	—	(46)
– disposal, acquisitions and investment in new businesses		7	—	—	—	135	142
– fair value movement on financial instruments	2	—	—	(73)	—	268	195
– currency translation on significant items		—	2	3	—	1	6
Adjusted		16,293	10,792	11,986	1,334	(537)	39,868
ECL
Reported		(838)	(295)	90	16	113	(914)
Currency translation		41	21	6	—	—	68
Adjusted		(797)	(274)	96	16	113	(846)
Operating expenses
Reported		(10,457)	(4,906)	(7,077)	(1,195)	(1,880)	(25,515)
Currency translation		435	188	272	27	108	1,030
Significant items		166	11	(81)	98	1,188	1,382
– costs of structural reform	3	3	5	27	—	265	300
– customer redress programmes		156	6	—	—	—	162
– disposals, acquisitions and investment in new businesses		—	—	—	54	—	54
– restructuring and other related costs		—	—	—	7	44	51
– settlements and provisions in connection with legal and regulatory matters		16	—	(110)	42	892	840
– currency translation on significant items		(9)	—	2	(5)	(13)	(25)
Adjusted		(9,856)	(4,707)	(6,886)	(1,070)	(584)	(23,103)
Share of profit in associates and joint ventures
Reported		21	—	—	—	1,957	1,978
Currency translation		—	—	—	—	(83)	(83)
Adjusted		21	—	—	—	1,874	1,895
Profit/(loss) before tax
Reported		5,544	6,034	5,535	182	(661)	16,634
Currency translation		(56)	(190)	(188)	—	(65)	(499)
Significant items		173	(33)	(151)	98	1,592	1,679
– revenue		7	(44)	(70)	—	404	297
– operating expenses		166	11	(81)	98	1,188	1,382
Adjusted		5,661	5,811	5,196	280	866	17,814
Loans and advances to customers (net)
Reported		356,453	332,649	250,674	39,210	2,474	981,460
Currency translation		(11,327)	(8,369)	(6,005)	(807)	(122)	(26,630)
Adjusted		345,126	324,280	244,669	38,403	2,352	954,830
Customer accounts
Reported		636,603	352,477	285,525	63,717	7,053	1,345,375
Currency translation		(13,959)	(8,826)	(8,583)	(1,652)	(280)	(33,300)
Adjusted		622,644	343,651	276,942	62,065	6,773	1,312,075
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 3Q19	39

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 30 Sep 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,515	3,782	3,507	472	79	13,355
Significant items		113	9	(37)	—	(173)	(88)
– customer redress programmes		109	9	—	—	—	118
– disposals, acquisitions and investment in new businesses		4	—	—	—	—	4
– fair value movement on financial instruments	2	—	—	(37)	—	(173)	(210)
Adjusted		5,628	3,791	3,470	472	(94)	13,267
ECL
Reported		(449)	(413)	(26)	(6)	11	(883)
Adjusted		(449)	(413)	(26)	(6)	11	(883)
Operating expenses
Reported		(3,966)	(1,765)	(2,249)	(284)	117	(8,147)
Significant items		475	19	46	(59)	118	599
– costs of structural reform	3	—	—	8	—	27	35
– customer redress programmes		468	16	4	—	—	488
– restructuring and other related costs		7	3	34	6	90	140
– settlements and provisions in connection with legal and regulatory matters		—	—	—	(65)	1	(64)
Adjusted		(3,491)	(1,746)	(2,203)	(343)	235	(7,548)
Share of profit in associates and joint ventures
Reported		8	—	—	—	504	512
Adjusted		8	—	—	—	504	512
Profit before tax
Reported		1,108	1,604	1,232	182	711	4,837
Significant items		588	28	9	(59)	(55)	511
– revenue		113	9	(37)	—	(173)	(88)
– operating expenses		475	19	46	(59)	118	599
Adjusted		1,696	1,632	1,241	123	656	5,348
Loans and advances to customers (net)
Reported		376,312	341,339	252,462	46,132	1,588	1,017,833
Adjusted		376,312	341,339	252,462	46,132	1,588	1,017,833
Customer accounts
Reported		655,592	353,037	295,900	61,464	7,748	1,373,741
Adjusted		655,592	353,037	295,900	61,464	7,748	1,373,741
For footnotes, see page 42.

40	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 30 June 2019
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,948	3,895	3,621	474	1,006	14,944
Currency translation		(79)	(56)	(46)	(3)	(24)	(208)
Significant items		—	—	17	—	(872)	(855)
– disposals, acquisitions and investment in new businesses		—	—	—	—	(827)	(827)
– fair value movement on financial instruments	2	—	—	17	—	(45)	(28)
– currency translation on significant items		—	—	—	—	—	—
Adjusted		5,869	3,839	3,592	471	110	13,881
ECL
Reported		(238)	(247)	(55)	(17)	2	(555)
Currency translation		7	3	(1)	1	—	10
Adjusted		(231)	(244)	(56)	(16)	2	(545)
Operating expenses
Reported		(4,131)	(1,662)	(2,467)	(370)	(297)	(8,927)
Currency translation		80	24	45	2	25	176
Significant items		576	22	69	11	122	800
– costs of structural reform	3	—	2	16	—	20	38
– customer redress programmes		559	(1)	(4)	—	—	554
– restructuring and other related costs		42	22	57	12	104	237
– settlements and provisions in connection with legal and regulatory matters		—	—	—	(1)	(1)	(2)
– currency translation on significant items		(25)	(1)	—	—	(1)	(27)
Adjusted		(3,475)	(1,616)	(2,353)	(357)	(150)	(7,951)
Share of profit in associates and joint ventures
Reported		30	—	—	—	702	732
Currency translation		2	—	—	—	(18)	(16)
Adjusted		32	—	—	—	684	716
Profit before tax
Reported		1,609	1,986	1,099	87	1,413	6,194
Currency translation		10	(29)	(2)	—	(17)	(38)
Significant items		576	22	86	11	(750)	(55)
– revenue		—	—	17	—	(872)	(855)
– operating expenses		576	22	69	11	122	800
Adjusted		2,195	1,979	1,183	98	646	6,101
Loans and advances to customers (net)
Reported		376,126	347,387	250,790	45,806	1,523	1,021,632
Currency translation		(7,831)	(6,510)	(4,630)	(725)	(46)	(19,742)
Adjusted		368,295	340,877	246,160	45,081	1,477	1,001,890
Customer accounts
Reported		660,588	358,735	289,950	62,235	8,616	1,380,124
Currency translation		(10,447)	(6,676)	(6,529)	(1,225)	(321)	(25,198)
Adjusted		650,141	352,059	283,421	61,010	8,295	1,354,926
For footnotes, see page 42.

HSBC Holdings plc Earnings Release 3Q19	41

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – global businesses (continued)
		Quarter ended 30 Sep 2018
		Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported		5,760	3,750	4,192	432	(336)	13,798
Currency translation		(136)	(97)	(114)	(5)	(3)	(355)
Significant items		—	—	(8)	—	51	43
– fair value movement on financial instruments	2	—	—	(8)	—	51	43
– currency translation on significant items		—	—	—	—	—	—
Adjusted		5,624	3,653	4,070	427	(288)	13,486
ECL
Reported		(295)	(240)	(7)	12	23	(507)
Currency translation		12	3	(1)	(1)	5	18
Adjusted		(283)	(237)	(8)	11	28	(489)
Operating expenses
Reported		(3,437)	(1,625)	(2,375)	(408)	(121)	(7,966)
Currency translation		103	43	71	7	37	261
Significant items		61	3	7	56	91	218
– costs of structural reform	3	2	3	11	—	73	89
– customer redress programmes		62	—	—	—	—	62
– disposals, acquisitions and investment in new businesses		—	—	—	51	—	51
– restructuring and other related costs		—	—	—	7	20	27
– settlements and provisions in connection with legal and regulatory matters		—	—	(2)	1	—	(1)
– currency translation on significant items		(3)	—	(2)	(3)	(2)	(10)
Adjusted		(3,273)	(1,579)	(2,297)	(345)	7	(7,487)
Share of profit in associates and joint ventures
Reported		4	—	—	—	593	597
Currency translation		—	—	—	—	(15)	(15)
Adjusted		4	—	—	—	578	582
Profit before tax
Reported		2,032	1,885	1,810	36	159	5,922
Currency translation		(21)	(51)	(44)	1	24	(91)
Significant items		61	3	(1)	56	142	261
– revenue		—	—	(8)	—	51	43
– operating expenses		61	3	7	56	91	218
Adjusted		2,072	1,837	1,765	93	325	6,092
Loans and advances to customers (net)
Reported		356,453	332,649	250,674	39,210	2,474	981,460
Currency translation		(11,327)	(8,369)	(6,005)	(807)	(122)	(26,630)
Adjusted		345,126	324,280	244,669	38,403	2,352	954,830
Customer accounts
Reported		636,603	352,477	285,525	63,717	7,053	1,345,375
Currency translation		(13,959)	(8,826)	(8,583)	(1,652)	(280)	(33,300)
Adjusted		622,644	343,651	276,942	62,065	6,773	1,312,075

1	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

2	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

3
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

42	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported and adjusted risk-weighted assets
	At 30 Sep 2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	127.9	317.3	276.8	16.2	127.0	865.2
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	127.9	317.3	276.8	16.2	126.2	864.4

	At 30 Jun 2019
Risk-weighted assets
Reported	129.0	327.6	284.5	16.5	128.4	886.0
Currency translation	(1.9)	(6.3)	(3.3)	(0.1)	(1.2)	(12.8)
Disposals	—	—	—	—	(0.8)	(0.8)
– operations in Brazil	—	—	—	—	(0.8)	(0.8)
Adjusted	127.1	321.3	281.2	16.4	126.4	872.4

	At 30 Sep 2018
Risk-weighted assets
Reported	125.0	317.1	277.5	16.3	126.8	862.7
Currency translation	(2.4)	(7.9)	(3.8)	(0.3)	(0.8)	(15.2)
Disposals	—	—	—	—	(2.7)	(2.7)
– operations in Brazil	—	—	—	—	(2.7)	(2.7)
Adjusted	122.6	309.2	273.7	16.0	123.3	844.8

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories
		Nine months ended 30 Sep 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	13,481	23,174	2,946	4,984	2,579	42,727
Significant items		(177)	20	(828)	12	8	(965)
– customer redress programmes		118	—	—	—	—	118
– disposals, acquisitions and investment in new businesses		—	—	(828)	4	1	(823)
– fair value movement on financial instruments	3	(295)	20	—	8	7	(260)
Adjusted	2	13,304	23,194	2,118	4,996	2,587	41,762
ECL
Reported		(810)	(542)	(65)	(140)	(466)	(2,023)
Adjusted		(810)	(542)	(65)	(140)	(466)	(2,023)
Operating expenses
Reported	2	(13,633)	(9,795)	(1,052)	(3,799)	(1,454)	(25,296)
Significant items		1,434	74	8	52	17	1,585
– costs of structural reform	4	123	3	—	—	—	126
– customer redress programmes		1,098	—	—	—	—	1,098
– restructuring and other related costs		278	72	8	52	17	427
– settlements and provisions in connection with legal and regulatory matters		(65)	(1)	—	—	—	(66)
Adjusted	2	(12,199)	(9,721)	(1,044)	(3,747)	(1,437)	(23,711)
Share of profit in associates and joint ventures
Reported		18	1,594	212	—	12	1,836
Adjusted		18	1,594	212	—	12	1,836
Profit/(loss) before tax
Reported		(944)	14,431	2,041	1,045	671	17,244
Significant items		1,257	94	(820)	64	25	620
– revenue		(177)	20	(828)	12	8	(965)
– operating expenses		1,434	74	8	52	17	1,585
Adjusted		313	14,525	1,221	1,109	696	17,864
Loans and advances to customers (net)
Reported		377,153	478,015	28,091	111,963	22,611	1,017,833
Adjusted		377,153	478,015	28,091	111,963	22,611	1,017,833
Customer accounts
Reported		496,874	672,557	36,768	142,781	24,761	1,373,741
Adjusted		496,874	672,557	36,768	142,781	24,761	1,373,741
For footnotes, see page 52.

HSBC Holdings plc Earnings Release 3Q19	43

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Nine months ended 30 Sep 2019
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		9,857	14,831	2,386	3,534	1,919
Significant items		(177)	16	—	10	6
– customer redress programmes		117	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	4	—
– fair value movement on financial instruments	3	(294)	16	—	6	6
Adjusted		9,680	14,847	2,386	3,544	1,925
ECL
Reported		(647)	(341)	(101)	(102)	(346)
Adjusted		(647)	(341)	(101)	(102)	(346)
Operating expenses
Reported		(11,321)	(5,083)	(1,565)	(2,954)	(1,029)
Significant items		1,403	40	2	39	8
– costs of structural reform	4	86	3	—	—	—
– customer redress programmes		1,098	—	—	—	—
– restructuring and other related costs		219	38	2	39	8
– settlements and provisions in connection with legal and regulatory matters		—	(1)	—	—	—
Adjusted		(9,918)	(5,043)	(1,563)	(2,915)	(1,021)
Share of profit in associates and joint ventures
Reported		19	29	1,547	—	12
Adjusted		19	29	1,547	—	12
Profit/(loss) before tax
Reported		(2,092)	9,436	2,267	478	556
Significant items		1,226	56	2	49	14
– revenue		(177)	16	—	10	6
– operating expenses		1,403	40	2	39	8
Adjusted		(866)	9,492	2,269	527	570
Loans and advances to customers (net)
Reported		289,491	307,828	41,024	65,985	19,853
Adjusted		289,491	307,828	41,024	65,985	19,853
Customer accounts
Reported		395,536	487,347	43,111	89,742	19,938
Adjusted		395,536	487,347	43,111	89,742	19,938
For footnotes, see page 52.

44	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Nine months ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	13,708	21,901	2,019	5,152	2,119	41,085
Currency translation	2	(889)	(314)	(29)	(40)	(302)	(1,514)
Significant items		204	(36)	(1)	96	34	297
– customer redress programmes		(46)	—	—	—	—	(46)
– disposals, acquisitions and investment in new businesses		—	—	—	103	39	142
– fair value movement on financial instruments	3	246	(37)	(1)	(7)	(6)	195
– currency translation on significant items		4	1	—	—	1	6
Adjusted	2	13,023	21,551	1,989	5,208	1,851	39,868
ECL
Reported		(187)	(405)	(203)	264	(383)	(914)
Currency translation		13	6	11	(1)	39	68
Adjusted		(174)	(399)	(192)	263	(344)	(846)
Operating expenses
Reported	2	(12,798)	(9,263)	(1,009)	(4,907)	(1,352)	(25,515)
Currency translation	2	641	176	26	23	224	1,030
Significant items		403	8	—	971	—	1,382
– costs of structural reform	4	295	5	—	—	—	300
– customer redress programmes		162	—	—	—	—	162
– disposals, acquisitions and investment in new businesses		54	—	—	—	—	54
– restructuring and other related costs		40	3	—	8	—	51
– settlements and provisions in connection with legal and regulatory matters		(123)	—	—	963	—	840
– currency translation on significant items		(25)	—	—	—	—	(25)
Adjusted	2	(11,754)	(9,079)	(983)	(3,913)	(1,128)	(23,103)
Share of profit in associates and joint ventures
Reported		21	1,606	351	—	—	1,978
Currency translation		(1)	(82)	—	—	—	(83)
Adjusted		20	1,524	351	—	—	1,895
Profit before tax
Reported		744	13,839	1,158	509	384	16,634
Currency translation		(236)	(214)	8	(18)	(39)	(499)
Significant items		607	(28)	(1)	1,067	34	1,679
– revenue		204	(36)	(1)	96	34	297
– operating expenses		403	8	—	971	—	1,382
Adjusted		1,115	13,597	1,165	1,558	379	17,814
Loans and advances to customers (net)
Reported		380,496	444,168	28,968	106,522	21,306	981,460
Currency translation		(20,174)	(4,317)	350	(883)	(1,606)	(26,630)
Adjusted		360,322	439,851	29,318	105,639	19,700	954,830
Customer accounts
Reported		502,369	651,772	35,997	131,078	24,159	1,345,375
Currency translation		(26,622)	(4,344)	676	(946)	(2,064)	(33,300)
Adjusted		475,747	647,428	36,673	130,132	22,095	1,312,075
For footnotes, see page 52.

HSBC Holdings plc Earnings Release 3Q19	45

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Nine months ended 30 Sep 2018
		UK	Hong Kong	Mainland China[5]	US5	Mexico[5]
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		10,726	13,870	2,228	3,652	1,698
Currency translation		(710)	3	(112)	—	(18)
Significant items		206	11	(1)	97	(4)
– customer redress programmes		(46)	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	103	—
– fair value movement on financial instruments	3	248	11	(1)	(6)	(4)
– currency translation on significant items		4	—	—	—	—
Adjusted		10,222	13,884	2,115	3,749	1,676
ECL
Reported		(112)	(112)	(87)	222	(330)
Currency translation		9	—	4	—	4
Adjusted		(103)	(112)	(83)	222	(326)
Operating expenses
Reported		(10,130)	(4,831)	(1,427)	(4,018)	(959)
Currency translation		492	(2)	72	—	10
Significant items		263	8	—	916	—
– costs of structural reform	4	253	5	—	—	—
– customer redress programmes		162	—	—	—	—
– restructuring and other related costs		32	3	—	7	—
– settlements and provisions in connection with legal and regulatory matters		(166)	—	—	908	—
– currency translation on significant items		(18)	—	—	1	—
Adjusted		(9,375)	(4,825)	(1,355)	(3,102)	(949)
Share of profit in associates and joint ventures
Reported		21	26	1,578	—	—
Currency translation		(1)	—	(82)	—	—
Adjusted		20	26	1,496	—	—
Profit/(loss) before tax
Reported		505	8,953	2,292	(144)	409
Currency translation		(210)	1	(118)	—	(4)
Significant items		469	19	(1)	1,013	(4)
– revenue		206	11	(1)	97	(4)
– operating expenses		263	8	—	916	—
Adjusted		764	8,973	2,173	869	401
Loans and advances to customers (net)
Reported		295,398	284,956	39,779	62,617	18,147
Currency translation		(15,608)	(571)	(1,490)	—	(898)
Adjusted		279,790	284,385	38,289	62,617	17,249
Customer accounts
Reported		398,920	478,214	41,489	79,699	19,044
Currency translation		(21,078)	(958)	(1,554)	—	(943)
Adjusted		377,842	477,256	39,935	79,699	18,101
For footnotes, see page 52.

46	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Sep 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,229	7,715	703	1,619	679	13,355
Significant items		(70)	(20)	—	4	(2)	(88)
– customer redress programmes		118	—	—	—	—	118
– disposals, acquisitions and investment in new businesses		—	—	—	4	—	4
– fair value movement on financial instruments	3	(188)	(20)	—	—	(2)	(210)
Adjusted	2	4,159	7,695	703	1,623	677	13,267
ECL
Reported		(274)	(282)	(16)	(80)	(231)	(883)
Adjusted		(274)	(282)	(16)	(80)	(231)	(883)
Operating expenses
Reported	2	(4,389)	(3,305)	(358)	(1,240)	(445)	(8,147)
Significant items		546	27	3	18	5	599
– costs of structural reform	4	33	2	—	—	—	35
– customer redress programmes		488	—	—	—	—	488
– restructuring and other related costs		89	25	3	18	5	140
– settlements and provisions in connection with legal and regulatory matters		(64)	—	—	—	—	(64)
Adjusted	2	(3,843)	(3,278)	(355)	(1,222)	(440)	(7,548)
Share of profit in associates and joint ventures
Reported		10	523	(24)	—	3	512
Adjusted		10	523	(24)	—	3	512
Profit/(loss) before tax
Reported		(424)	4,651	305	299	6	4,837
Significant items		476	7	3	22	3	511
– revenue		(70)	(20)	—	4	(2)	(88)
– operating expenses		546	27	3	18	5	599
Adjusted		52	4,658	308	321	9	5,348
Loans and advances to customers (net)
Reported		377,153	478,015	28,091	111,963	22,611	1,017,833
Adjusted		377,153	478,015	28,091	111,963	22,611	1,017,833
Customer accounts
Reported		496,874	672,557	36,768	142,781	24,761	1,373,741
Adjusted		496,874	672,557	36,768	142,781	24,761	1,373,741
For footnotes, see page 52.

HSBC Holdings plc Earnings Release 3Q19	47

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Sep 2019
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		3,099	4,896	788	1,136	648
Significant items		(67)	(13)	(1)	3	(1)
– customer redress programmes		117	—	—	—	—
– disposals, acquisitions and investment in new businesses		—	—	—	4	—
– fair value movement on financial instruments	3	(184)	(13)	(1)	(1)	(1)
Adjusted		3,032	4,883	787	1,139	647
ECL
Reported		(218)	(207)	(34)	(66)	(148)
Adjusted		(218)	(207)	(34)	(66)	(148)
Operating expenses
Reported		(3,731)	(1,678)	(527)	(965)	(343)
Significant items		593	19	—	13	3
– costs of structural reform	4	27	2	—	—	—
– customer redress programmes		488	—	—	—	—
– restructuring and other related costs		77	17	—	13	3
– settlements and provisions in connection with legal and regulatory matters		1	—	—	—	—
Adjusted		(3,138)	(1,659)	(527)	(952)	(340)
Share of profit in associates and joint ventures
Reported		11	6	516	—	3
Adjusted		11	6	516	—	3
Profit/(loss) before tax
Reported		(839)	3,017	743	105	160
Significant items		526	6	(1)	16	2
– revenue		(67)	(13)	(1)	3	(1)
– operating expenses		593	19	—	13	3
Adjusted		(313)	3,023	742	121	162
Loans and advances to customers (net)
Reported		289,491	307,828	41,024	65,985	19,853
Adjusted		289,491	307,828	41,024	65,985	19,853
Customer accounts
Reported		395,536	487,347	43,111	89,742	19,938
Adjusted		395,536	487,347	43,111	89,742	19,938
For footnotes, see page 52.

48	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Jun 2019
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,647	7,640	1,541	1,689	929	14,944
Currency translation	2	(159)	(28)	7	5	(43)	(208)
Significant items		(48)	13	(828)	4	4	(855)
– disposals, acquisitions and investment in new businesses		—	—	(828)	—	1	(827)
– fair value movement on financial instruments	3	(47)	13	—	4	2	(28)
– currency translation on significant items		(1)	—	—	—	1	—
Adjusted	2	4,440	7,625	720	1,698	890	13,881
ECL
Reported		(233)	(102)	(43)	(57)	(120)	(555)
Currency translation		4	1	—	—	5	10
Adjusted		(229)	(101)	(43)	(57)	(115)	(545)
Operating expenses
Reported	2	(4,926)	(3,359)	(349)	(1,265)	(530)	(8,927)
Currency translation	2	148	19	(2)	(3)	24	176
Significant items		719	39	4	30	8	800
– costs of structural reform	4	38	—	—	—	—	38
– customer redress programmes		554	—	—	—	—	554
– restructuring and other related costs		154	41	4	29	9	237
– settlements and provisions in connection with legal and regulatory matters		(1)	(1)	—	—	—	(2)
– currency translation on significant items		(26)	(1)	—	1	(1)	(27)
Adjusted	2	(4,059)	(3,301)	(347)	(1,238)	(498)	(7,951)
Share of profit in associates and joint ventures
Reported		6	595	122	—	9	732
Currency translation		(1)	(15)	—	—	—	(16)
Adjusted		5	580	122	—	9	716
Profit/(loss) before tax
Reported		(506)	4,774	1,271	367	288	6,194
Currency translation		(8)	(23)	5	2	(14)	(38)
Significant items		671	52	(824)	34	12	(55)
– revenue		(48)	13	(828)	4	4	(855)
– operating expenses		719	39	4	30	8	800
Adjusted		157	4,803	452	403	286	6,101
Loans and advances to customers (net)
Reported		383,363	473,627	28,509	112,693	23,440	1,021,632
Currency translation		(12,791)	(5,366)	114	(487)	(1,212)	(19,742)
Adjusted		370,572	468,261	28,623	112,206	22,228	1,001,890
Customer accounts
Reported		504,386	677,289	36,593	135,400	26,456	1,380,124
Currency translation		(16,686)	(6,368)	194	(520)	(1,818)	(25,198)
Adjusted		487,700	670,921	36,787	134,880	24,638	1,354,926
For footnotes, see page 52.

HSBC Holdings plc Earnings Release 3Q19	49

Earnings Release – 3Q19

Reconciliation of reported to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Jun 2019
		UK	Hong Kong	Mainland China	US	Mexico
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		3,257	4,915	792	1,206	614
Currency translation		(151)	6	(21)	(1)	(10)
Significant items		(47)	8	—	3	2
– fair value movement on financial instruments	3	(46)	7	—	4	2
– currency translation on significant items		(1)	1	—	(1)	—
Adjusted		3,059	4,929	771	1,208	606
ECL
Reported		(139)	(34)	(27)	(26)	(100)
Currency translation		5	—	(1)	1	2
Adjusted		(134)	(34)	(28)	(25)	(98)
Operating expenses
Reported		(4,139)	(1,733)	(539)	(978)	(352)
Currency translation		143	(2)	14	—	6
Significant items		671	13	2	23	3
– costs of structural reform	4	26	—	—	—	—
– customer redress programmes		554	—	—	—	—
– restructuring and other related costs		118	15	2	23	3
– settlements and provisions in connection with legal and regulatory matters		(1)	(1)	—	—	—
– currency translation on significant items		(26)	(1)	—	—	—
Adjusted		(3,325)	(1,722)	(523)	(955)	(343)
Share of profit in associates and joint ventures
Reported		5	17	570	—	9
Currency translation		(1)	1	(15)	—	—
Adjusted		4	18	555	—	9
Profit/(loss) before tax
Reported		(1,016)	3,165	796	202	171
Currency translation		(4)	5	(23)	—	(2)
Significant items		624	21	2	26	5
– revenue		(47)	8	—	3	2
– operating expenses		671	13	2	23	3
Adjusted		(396)	3,191	775	228	174
Loans and advances to customers (net)
Reported		291,955	304,431	42,657	67,039	20,135
Currency translation		(9,113)	(1,168)	(1,634)	2	(552)
Adjusted		282,842	303,263	41,023	67,041	19,583
Customer accounts
Reported		398,857	487,948	45,409	82,260	20,437
Currency translation		(12,447)	(1,867)	(1,739)	—	(553)
Adjusted		386,410	486,081	43,670	82,260	19,884
For footnotes, see page 52.

50	HSBC Holdings plc Earnings Release 3Q19

Reconciliation of reported to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Sep 2018
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,837	7,389	663	1,740	523	13,798
Currency translation	2	(270)	(34)	8	(5)	(68)	(355)
Significant items		58	(16)	1	—	—	43
– fair value movement on financial instruments	3	59	(17)	1	—	—	43
– currency translation on significant items		(1)	1	—	—	—	—
Adjusted	2	4,625	7,339	672	1,735	455	13,486
ECL
Reported		—	(289)	(100)	30	(148)	(507)
Currency translation		—	—	—	—	18	18
Adjusted		—	(289)	(100)	30	(130)	(489)
Operating expenses
Reported	2	(4,206)	(3,153)	(323)	(1,303)	(335)	(7,966)
Currency translation	2	184	21	(2)	2	70	261
Significant items		206	7	—	5	—	218
– costs of structural reform	4	86	3	—	—	—	89
– customer redress programmes		62	—	—	—	—	62
– disposals, acquisitions and investment in new businesses		51	—	—	—	—	51
– restructuring and other related costs		19	3	—	5	—	27
– settlements and provisions in connection with legal and regulatory matters		(3)	2	—	—	—	(1)
– currency translation on significant items		(9)	(1)	—	—	—	(10)
Adjusted	2	(3,816)	(3,125)	(325)	(1,296)	(265)	(7,487)
Share of profit in associates and joint ventures
Reported		3	512	82	—	—	597
Currency translation		—	(15)	—	—	—	(15)
Adjusted		3	497	82	—	—	582
Profit before tax
Reported		634	4,459	322	467	40	5,922
Currency translation		(86)	(28)	6	(3)	20	(91)
Significant items		264	(9)	1	5	—	261
– revenue		58	(16)	1	—	—	43
– operating expenses		206	7	—	5	—	218
Adjusted		812	4,422	329	469	60	6,092
Loans and advances to customers (net)
Reported		380,496	444,168	28,968	106,522	21,306	981,460
Currency translation		(20,174)	(4,317)	350	(883)	(1,606)	(26,630)
Adjusted		360,322	439,851	29,318	105,639	19,700	954,830
Customer accounts
Reported		502,369	651,772	35,997	131,078	24,159	1,345,375
Currency translation		(26,622)	(4,344)	676	(946)	(2,064)	(33,300)
Adjusted		475,747	647,428	36,673	130,132	22,095	1,312,075
For footnotes, see page 52.

HSBC Holdings plc Earnings Release 3Q19	51

Earnings Release – 3Q19

Reconciliation of reported results to adjusted results – geographical regions and selected countries/territories (continued)
		Quarter ended 30 Sep 2018
		UK	Hong Kong	Mainland China[5]	US5	Mexico[5]
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		3,913	4,715	769	1,230	590
Currency translation		(234)	10	(22)	—	(14)
Significant items		59	3	—	—	—
– fair value movement on financial instruments	3	59	4	—	—	—
– currency translation on significant items		—	(1)	—	—	—
Adjusted		3,738	4,728	747	1,230	576
ECL
Reported		44	(92)	(52)	25	(135)
Currency translation		(2)	—	1	—	3
Adjusted		42	(92)	(51)	25	(132)
Operating expenses
Reported		(3,362)	(1,652)	(480)	(1,029)	(314)
Currency translation		152	(3)	14	—	8
Significant items		138	7	—	4	—
– costs of structural reform	4	75	3	—	—	—
– customer redress programmes		62	—	—	—	—
– restructuring and other related costs		11	3	—	4	—
– settlements and provisions in connection with legal and regulatory matters		(2)	1	—	—	—
– currency translation on significant items		(8)	—	—	—	—
Adjusted		(3,072)	(1,648)	(466)	(1,025)	(306)
Share of profit in associates and joint ventures
Reported		3	6	505	—	—
Currency translation		—	(1)	(15)	—	—
Adjusted		3	5	490	—	—
Profit before tax
Reported		598	2,977	742	226	141
Currency translation		(84)	6	(22)	—	(3)
Significant items		197	10	—	4	—
– revenue		59	3	—	—	—
– operating expenses		138	7	—	4	—
Adjusted		711	2,993	720	230	138
Loans and advances to customers (net)
Reported		295,398	284,956	39,779	62,617	18,147
Currency translation		(15,608)	(571)	(1,490)	—	(898)
Adjusted		279,790	284,385	38,289	62,617	17,249
Customer accounts
Reported		398,920	478,214	41,489	79,699	19,044
Currency translation		(21,078)	(958)	(1,554)	—	(943)
Adjusted		377,842	477,256	39,935	79,699	18,101

1	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as ‘revenue’.

2	Amounts are non-additive across geographical regions due to intra-Group transactions.

3	Includes fair value movements on non-qualifying hedges and DVA on derivative contracts.

4
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

5	9M18 and 3Q18 comparative data has been re-presented from the previously disclosed to align the basis of presentation to the correct reporting period.

52	HSBC Holdings plc Earnings Release 3Q19

Third interim dividend for 2019
On 2 October 2019, the Directors declared a third interim dividend in respect of 2019 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares (‘ADSs’) in New York, was quoted ex-dividend on 10 October 2019. The dividend will be payable on 20 November 2019 to holders of record on 11 October 2019.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 November 2019. A scrip dividend will also be offered. Particulars of these arrangements were sent to shareholders on 23 October 2019 and elections must be received by 7 November 2019.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 20 November 2019 to the holders of record on 11 October 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements were announced through Euronext Paris on 3 October 2019, 18 October 2019 and another announcement will be made through Euronext Paris on 21 November 2019.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 20 November 2019 to holders of record on 11 October 2019. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements were sent to holders on 23 October 2019 and elections will be required to be made by 1 November 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should have done so before 4.00pm local time on 11 October 2019 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 11 October 2019. Any person wishing to remove ordinary shares to or from each register must have done so before 4.00pm local time on 10 October 2019.
Transfers of ADSs must have been lodged with the depositary by 11.00am local time on 11 October 2019 in order to receive the dividend.
ADS dividend fee
As previously disclosed in our Interim Report 2019, in order to cover costs associated with the management of the American Depositary Receipt programme, which was previously covered by fees generated from issuance and cancellation, a dividend fee will be introduced on cash dividends paid on ADSs, in line with common market practice. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend. This will commence from the 2019 third interim cash dividend payment payable on 20 November 2019.
Dividend on preference shares
A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared that a quarterly dividend be payable on 16 December 2019 to holders of record on 29 November 2019.

For and on behalf of
HSBC Holdings plc

Richard Gray
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

*	Non-executive Group Chairman

†	Independent non-executive Director

HSBC Holdings plc Earnings Release 3Q19	53

Earnings Release – 3Q19

Terms and abbreviations

3Q19	Third quarter of 2019
2Q19	Second quarter of 2019
3Q18	Third quarter of 2018
9M19	Nine months to 30 September 2019
9M18	Nine months to 30 September 2018
ADS	American Depositary Share
AIEA	Average interest-earning assets
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
BSM	Balance Sheet Management
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, including Balance Sheet Management, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy
CRD IV	Capital Requirements Regulation and Directive
CRR	Customer risk rating
CRR II	Revisions to the Capital Requirements Regulation
DPD	Days past due
D-SIB	Domestic systemically important bank
DVA	Debit value adjustments
EBA	European Banking Authority
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

FVOCI	Fair value through other comprehensive income
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GMB	Group Management Board
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc
IAS	International Accounting Standards
IFRSs	International Financial Reporting Standards
IMA	Internal models approach
IMM	Internal model method
IRB	Internal ratings based
IRC	Incremental risk charge
Jaws	Adjusted jaws measures the difference between the rates of change in adjusted revenue and adjusted operating expenses
JV	Joint venture
LCR	Liquidity coverage ratio
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

Mainland China	People’s Republic of China excluding Hong Kong
MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit provisions, also referred to as revenue
NIM	Net interest margin
PBT	Profit before tax
PD	Probability of default
POCI	Purchased or originated credit-impaired
PPI	Payment protection insurance
PRA	Prudential Regulation Authority (UK)
RBWM	Retail Banking and Wealth Management, a global business
Revenue	Net operating income before ECL
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies set up in response to UK ring-fencing proposals
TLAC	Total loss-absorbing capacity
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
VaR	Value at risk

54	HSBC Holdings plc Earnings Release 3Q19

Paste the following link into your web browser, to view the associated PDF document.
https://www.rns-pdf.londonstockexchange.com/rns/2416R_1-2019-10-27.pdf?_ga=2.84971865.1955168446.1572255467-596322488.1556878357

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ Ewen Stevenson
Name: Ewen Stevenson
Title: Group Chief Financial Officer

Date: 28 October 2019